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SEC
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JUN 08 2012

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PRE-EFFECTIVE AMENDMENT #1
TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Meetinghouse Bancorp, Inc.
Exact name of registrant as specified in charter

0001543367
Registrant CIK Number

Exhibit 99.4 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-180026
SEC file number, if available

S-______ ______
(Series identifier(s) and name(s), if applicable, add more lines as needed)

C-______ ______
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed)

______
Report period (if applicable)

N/A
Name of person filing this exhibit
(if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

__X__ Rule 202 (Continuing Hardship Exemption)

_____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

US2008 3293942.1



Grant of Continuing Hardship Exemption

March 7, 2012

Applicant: Victor L. Cangelosi

Company Name: Meetinghouse Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Exhibits 99.1 to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on February 28, 2012 (Accession no. 0000909654-12-000125) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request to file Exhibits 99.1, Valuation Appraisal Report, to Form S-1, expected to be filed on March 9, 2012. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Dorchester, Commonwealth of Massachusetts on June 8, 2012.

MEETINGHOUSE BANCORP, INC.

By: 

Anthony A. Paciulli
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT

MEETINGHOUSE BANCORP, INC.
Dorchester, Massachusetts

PROPOSED HOLDING COMPANY FOR:
MEETINGHOUSE BANK
Dorchester, Massachusetts

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

May 25, 2012

Board of Directors
Meetinghouse Bank
2250 Dorchester Avenue
Dorchester, Massachusetts 02124

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of the Banks (the "Commissioner") in the absence of separate written valuation guidelines. Our original appraisal report, dated March 23, 2012 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Meetinghouse Bank, Dorchester, Massachusetts (""Meetinghouse Bank" or the "Bank") adopted the plan of conversion on January 17, 2012, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of Meetinghouse Bancorp, Inc. ("Meetinghouse Bancorp" or the "Company"), a newly formed Maryland corporation.

Meetinghouse Bancorp will offer 100% of its common stock to qualifying depositors of the Bank in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Meetinghouse Bank's employee stock ownership plan (the "ESOP") and Employees, Officers and Directors, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an underwritten public offering. Going forward, Meetinghouse Bancorp will own 100% of the Bank's stock, and the Bank will initially be Meetinghouse Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Meetinghouse Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Meetinghouse Bank's financial condition, including financial data through March 31, 2012; (2) an updated comparison of Meetinghouse Bank's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2011 and updated financial information through March 31, 2012. Meetinghouse Bank's assets increased by $3.9 million or 5.7% from December 31, 2011 to March 31, 2012. Most of the increase in assets consisted of cash and cash equivalents, as deposit growth during the quarter was maintained in short-term liquid funds. Overall, cash and investments (inclusive of FHLB stock) increased from $21.2 million or 30.9% of assets at December 31, 2011 to $26.2 million or 36.1% of assets at March 31, 2012. Loans receivable decreased from $41.8 million or 60.9% of assets at December 31, 2011 to $41.4 million or 57.1% of assets at March 31, 2012, while the balance of loans held for sale decreased from $3.4 million or 5.0% of assets at December 31, 2011 to $2.4 million or 3.3% of assets at March 31, 2012.

Table 1
Meetinghouse Bank
Recent Financial Data

	At December 31, 2011		At March 31, 2012	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$68,663	100.00%	$72,588	100.00%
Cash, cash equivalents	12,988	18.92	16,131	22.22
Investment securities/CDs	7,259	10.57	9,224	12.71
Loans held for sale	3,436	5.00	2,412	3.32
Loans receivable, net	41,835	60.93	41,415	57.05
FHLB stock/Co-op Central Bank deposit	954	1.39	828	1.14
Deposits	63,232	92.09	67,048	92.37
Total equity	5,233	7.62	5,270	7.26

	12 Months Ended December 31, 2011		12 Months Ended March 31, 2012	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$2,691	4.15%	$2,663	3.98%
Interest expense	(640)	(0.99)	(630)	(0.94)
Net interest income	2,051	3.15	2,033	3.04
Provisions for loan losses	(16)	(0.02)	(12)	(0.02)
Net interest income after prov.	2,035	3.14	2,021	3.02
Non-interest operating income	341	0.53	335	0.50
Gain on sale of loans	449	0.69	482	0.72
Non-interest operating expense	(2,467)	(3.80)	(2,477)	(3.70)
Income before income tax expense	358	0.55	361	0.54
Income taxes	(144)	(0.22)	(145)	(0.22)
Net income	$214	0.33%	$216	0.32%

Sources: Meetinghouse Bank's prospectus, audited and unaudited financial statements, and RP Financial calculations.

The Bank's updated credit quality measures remained favorably low for non-performing assets. Meetinghouse Bank's non-performing assets decreased from $525,000 or 0.76% of assets at December 31, 2011 to $502,000 or 0.69% of assets at March 31, 2012. Slight decreases in the balances of non-accruing loans and other real estate owned accounted for the decrease in the non-performing assets balance. As of March 31, 2012, non-performing assets consisted of $2,000 of non-accruing loans and $500,000 of other real estate owned.

Asset growth during the quarter was largely funded by deposit growth, with total deposits increasing form $63.2 million or 92.1% of assets at December 31, 2011 to $67.0 million or 92.4% of assets at March 31, 2012. Borrowings remained at a zero balance during the first quarter of 2012. Meetinghouse Bank's equity increased by $37,000 during the first quarter, which was largely attributable to the retention of first quarter earnings. However, as the result comparatively stronger asset growth during the first quarter, Meetinghouse Bank's equity-to-assets ratio decreased from 7.6% at December 31, 2011 to 7.3% at March 31, 2012.

Meetinghouse Bank's operating results for the twelve months ended December 31, 2011 and March 31, 2012 are also set forth in Table 1. The Bank's earnings were essentially flat for the comparative twelve month periods shown in Table 1. Reported earnings increased from $214,000 or 0.33% of average assets for the twelve months ended December 31, 2011 to $216,000 or 0.32% of average assets for the twelve months ended March 31, 2012. The slight increase in net income was due to an increase in gain on the sale of loans and a decrease in loan loss provisions, which were substantially offset by decreases in net interest income and non-interest operating income and an increase in operating expenses.

Meetinghouse Bank's net interest income was down slightly during the most recent twelve month period, decreasing as a percent of average assets from 3.15% for the twelve months ended December 31, 2011 to 3.04% for the twelve months ended March 31, 2012. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trend in the Bank's interest rate spread. The more significant decline in yield earned on interest-earning assets relative to the rate paid on interest-bearing liabilities reflects the shift in the Bank's interest-earning asset composition towards a higher concentration of cash and cash equivalents. Meetinghouse Bank's interest spread declined from 3.42% for the six months ended March 31, 2011 to 3.01% for the six months ended March 31, 2012.

Operating expenses were up slightly during the most recent twelve month period, but declined as a percent of average assets from 3.80% during the twelve months ended December 31, 2011 to 3.70% during the twelve months ended March 31, 2012. Overall, Meetinghouse Bank's updated ratios for net interest income and operating expenses provided for a similar expense coverage ratio (net interest income divided by operating expenses) compared to the prior twelve month period. Meetinghouse Bank's expense coverage ratio equaled 0.83x and 0.82x for the twelve months ended December 31, 2011 and March 31, 2012, respectively.

Non-interest operating income was slightly lower during the most recent twelve month period, decreasing from 0.53% of average assets for the twelve months ended December 31, 2011 to 0.50% of average assets for the twelve months ended March 31, 2012. Comparatively, gains on the sale of loans were higher during the most recent twelve month

period, increasing from 0.69% of average assets during the twelve months ended December 31, 2011 to 0.72% of average assets during the twelve months ended March 31, 2012. Overall, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio of 86.85% (operating expenses, net of goodwill amortization, as a percent of net interest income plus non-interest operating income and recurring loan sale gains) was consistent with the 86.96% efficiency ratio recorded for the twelve months ended December 31, 2011.

Loan loss provisions were down slightly during the most recent twelve month period and as a percent of average assets equaled 0.02% for both twelve month periods. As of March 31, 2012, the Bank maintained valuation allowances of $328,000, equal to 0.78%% of net loans receivable.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present the financial characteristics and operating results for Meetinghouse Bank, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through March 31, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's and the Peer Group's updated interest-earning asset compositions reflected fairly similar concentrations of loans and cash and investments, with the Bank's update ratios showing a slightly lower concentration of loans and a slightly higher concentration of cash and investments relative to the comparable Peer Group ratios. Overall, the Bank maintained a slightly higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 96.4% and 94.7% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Meetinghouse Bank and the Peer Group also did not change significantly from the Original Appraisal. Meetinghouse Bank's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 83.7% for the Bank and the Peer Group, respectively. Meetinghouse Bank's updated tangible equity-to-assets ratio equaled 7.3%, which remained below the comparable Peer Group ratio of 14.8%. Overall, Meetinghouse Bank's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.3%, which remained below the comparable Peer Group ratio of 113.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Meetinghouse Bank's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Meetinghouse Bank are based on annualized growth rates for the six months ended March 31, 2012 and the Peer Group's growth rates are based on annual growth rates for the twelve months ended March 31, 2012 or the most recent twelve month period available. Meetinghouse Bank's assets increased by 19.3%, versus asset growth

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Meetinghouse Bank																				
March 31, 2012	22.2%	13.8%	0.0%	60.4%	92.4%	0.0%	0.0%	7.3%	0.0%	7.3%	19.29%	104.03%	-12.71%	20.72%	0.00%	4.07%	4.07%	7.38%	7.38%	14.93%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of MA																				
Averages	6.7%	15.6%	1.6%	72.3%	74.9%	10.7%	0.3%	13.1%	0.9%	12.2%	17.57%	14.96%	18.53%	17.11%	7.48%	6.89%	0.39%	14.87%	11.17%	17.07%
Medians	7.2%	12.4%	1.6%	74.6%	74.0%	10.1%	0.0%	13.7%	0.0%	11.8%	6.64%	13.42%	8.02%	9.62%	-1.14%	2.16%	-2.45%	14.87%	11.17%	16.05%
Comparable Group																				
Averages	8.5%	23.6%	2.0%	62.6%	70.2%	13.5%	0.0%	15.0%	0.2%	14.8%	6.25%	17.58%	0.35%	4.44%	-10.81%	-0.47%	-0.37%	15.85%	15.85%	23.38%
Medians	7.0%	14.2%	2.3%	68.9%	72.5%	12.1%	0.0%	15.9%	0.0%	15.2%	4.01%	11.80%	1.19%	5.10%	-15.93%	-2.03%	-1.96%	14.87%	14.87%	22.93%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
CBNK Chicopee Bancorp, Inc. of MA	9.2%	11.1%	2.2%	74.6%	74.1%	11.0%	0.0%	14.8%	0.0%	14.8%	4.01%	14.82%	1.90%	11.02%	-22.40%	-2.45%	-2.45%	NA	NA	19.50%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HBNK Hampden Bancorp, Inc. of MA	6.3%	22.3%	2.6%	66.1%	71.3%	13.2%	0.0%	14.3%	0.0%	14.3%	6.28%	12.03%	2.69%	3.40%	46.77%	-5.85%	-5.85%	NA	NA	21.40%
MFLR Mayflower Bancorp, Inc. of MA	4.9%	35.8%	0.0%	53.4%	90.1%	0.4%	0.0%	8.7%	0.0%	8.7%	1.89%	-3.09%	7.90%	2.51%	-71.43%	3.34%	3.34%	NA	NA	NA
NFSB Newport Bancorp, Inc. of RI	8.5%	9.1%	2.4%	75.6%	58.4%	29.7%	0.0%	11.2%	0.0%	11.2%	4.01%	33.13%	-0.60%	4.64%	2.78%	3.96%	3.96%	NA	NA	NA
OBAF OBA Financial Serv. Inc. of MD	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
PEOP Peoples Fed. Bancshares Inc. of MA	7.2%	11.5%	3.4%	75.5%	73.9%	4.3%	0.0%	20.3%	0.0%	20.3%	5.55%	1.39%	7.04%	7.93%	4.35%	-2.64%	-2.64%	14.87%	14.87%	24.45%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Meetinghouse Bank																			
March 31, 2012	0.32%	3.98%	0.94%	3.04%	0.02%	3.02%	0.00%	0.00%	0.50%	0.50%	3.70%	0.00%	0.72%	0.00%	4.34%	1.22%	3.12%	$3,457	40.17%
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%
State of MA																			
Averages	0.39%	4.15%	0.94%	3.21%	0.18%	3.03%	0.02%	-0.03%	0.51%	0.50%	2.85%	0.02%	0.00%	0.00%	4.39%	1.10%	3.29%	$7,528	32.27%
Medians	0.49%	4.17%	0.92%	3.20%	0.19%	3.00%	0.00%	-0.01%	0.43%	0.44%	2.73%	0.00%	0.01%	0.00%	4.51%	1.09%	3.25%	$5,805	34.58%
Comparable Group																			
Averages	0.39%	3.99%	0.97%	3.03%	0.21%	2.82%	0.01%	-0.02%	0.44%	0.43%	2.72%	0.01%	0.05%	0.00%	4.23%	1.16%	3.07%	$5,629	34.44%
Medians	0.35%	4.13%	1.04%	3.09%	0.20%	2.95%	0.00%	-0.02%	0.47%	0.46%	3.00%	0.00%	0.02%	0.00%	4.38%	1.27%	3.09%	$5,314	34.24%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	$5,260	NM
CBNK Chicopee Bancorp, Inc. of MA	0.24%	4.17%	1.11%	3.06%	0.10%	2.95%	0.00%	-0.03%	0.50%	0.48%	3.22%	0.00%	0.03%	0.00%	4.40%	1.31%	3.09%	$4,880	NM
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	$3,990	33.63%
HBNK Hampden Bancorp, Inc. of MA	0.37%	4.28%	1.05%	3.23%	0.19%	3.04%	0.00%	0.00%	0.45%	0.44%	2.99%	0.00%	0.08%	0.00%	4.51%	1.26%	3.24%	$5,314	35.39%
MFLR Mayflower Bancorp, Inc. of MA	0.49%	3.61%	0.52%	3.09%	0.09%	3.00%	0.03%	-0.07%	0.51%	0.48%	3.01%	0.00%	0.27%	0.00%	3.85%	0.58%	3.27%	NM	33.68%
NFSB Newport Bancorp, Inc. of RI	0.34%	4.56%	1.35%	3.22%	0.24%	2.98%	0.00%	-0.03%	0.58%	0.55%	3.01%	0.00%	0.00%	0.00%	4.91%	1.53%	3.38%	$5,918	34.80%
OBAF OBA Financial Serv. Inc. of MD	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	$5,848	35.60%
PEOP Peoples Fed. Bancshares Inc. of MA	0.49%	3.75%	0.69%	3.06%	0.08%	2.98%	0.00%	-0.01%	0.31%	0.29%	2.46%	0.00%	0.01%	0.00%	3.98%	0.89%	3.09%	$7,643	39.98%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	$4,660	29.98%
WVFC WVS Financial Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	$7,133	32.50%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of 6.3% for the Peer Group. Asset growth by the Bank consisted of cash and investments, which was partially offset by a decrease in loans. Comparatively, asset growth for the Peer Group was also largely due to an increase in cash and investments, while loans increased slightly for the Peer Group.

Deposit growth funded the Bank's asset growth, while deposit growth funded the Peer Group's asset growth as well as a reduction in borrowings. The Bank's deposit growth rate of 20.7% exceeded the Peer Group's deposit growth rate of 4.4%. Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Bank (4.1% increase versus a 0.4% decrease for the Peer Group), with capital management strategies such as dividend payments and stock repurchases continuing to factor into the Peer Group's lower growth rate.

Table 3 displays comparative operating results for Meetinghouse Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2012, unless otherwise indicated for the Peer Group companies. Meetinghouse Bank and the Peer Group reported updated net income to average assets ratios of 0.32% and 0.39%, respectively. The Peer Group's slightly higher return continued to be realized through a lower operating expense ratio, which was partially offset by the Bank's higher ratios for non-interest operating income and net gains and lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Meetinghouse Bank and the Peer Group equaled 0.82x and 1.11x, respectively. The Peer Group's higher expense coverage continued to be supported by a lower operating expense ratio (2.73% of average assets versus 3.70% of average assets for the Bank), as updated net interest income ratios for the Bank and the Peer Group were approximately the same (3.04% of average assets versus 3.03% of average assets for the Peer Group).

Non-interest operating income remained a slightly larger contributor to the Bank's earnings, as such income amounted to 0.50% and 0.43% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Meetinghouse Bank's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 104.5% remained higher or less favorable than the Peer Group's efficiency ratio of 78.6%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Bank's earnings, as the Bank and the Peer Group reported net gains equal to 0.72% and 0.05% of average assets, respectively. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. Gains reported by Meetinghouse Bank continued to consist entirely of gains on the sale of loans. Accordingly, with the inclusion of loan sale gains as part of the Bank's non-interest operating income, the Bank's efficiency ratio improved to 86.9%. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.02% and 0.21% of average assets, respectively.

The Bank's effective tax rate of 40.17% remained above the Peer Group's effective tax rate of 34.44%. As set forth in the prospectus, the Bank's effective marginal tax rate is equal to 40.0%.

The Bank's updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures. As shown in Table 4, the Bank's non-performing assets/assets and non-performing loans/loans ratios of 0.69% and 0.01%, respectively, were lower than the comparable Peer Group ratios of 1.87% and 2.52%. The Bank's updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (16,400.00% versus 59.81% for the Peer Group) and a lower level of reserves as a percent of loans (0.79% versus 1.10% for the Peer Group). Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 0.27% for the Peer Group compared to zero net charge-offs recorded by the Bank.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has generally trended lower. In late-February 2012, the Dow Jones Industrial Average ("DJIA") closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowing costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued into late-May, as concerns about Greece's political future and weak economic data for the U.S. economy weighed on investor sentiment. A large trading loss disclosed by J.P. Morgan in mid-May further contributed to the decline in financial stocks.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Meetinghouse Bank		0.69%	0.69%	0.01%	0.79%	16400.00%	65.34%	$0	0.00%
All Public Companies									
Averages		0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians		0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of MA									
Averages		0.09%	1.50%	1.69%	1.04%	102.31%	73.73%	$321	0.13%
Medians		0.04%	1.36%	1.45%	0.97%	70.73%	54.44%	$123	0.11%
Comparable Group									
Averages		0.24%	1.87%	2.52%	1.10%	59.81%	50.20%	$210	0.27%
Medians		0.12%	1.36%	1.69%	1.01%	57.91%	39.35%	$190	0.29%
Comparable Group									
ALLB	Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	$432	0.61%
CBNK	Chicopee Bancorp, Inc. of MA	0.15%	1.36%	1.67%	0.98%	61.08%	54.44%	$135	0.12%
FFCO	FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	$155	0.25%
HBNK	Hampden Bancorp, Inc. of MA	0.22%	2.61%	3.57%	1.27%	35.54%	32.51%	$400	0.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.08%	NA	NA	0.90%	NA	NA	$29	0.13%
NFSB	Newport Bancorp, Inc. of RI	0.13%	0.76%	0.83%	1.03%	123.83%	103.40%	$311	0.36%
OBAF	OBA Financial Serv. Inc. of MD	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	$225	0.32%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.00%	1.61%	1.45%	0.84%	57.91%	39.35%	$57	0.06%
STND	Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	$357	0.48%
WVFC	WVS Financial Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	$0	0.00%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On May 25, 2012, the DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

Average Pricing Characteristics (continued)

All Publicly-Traded Thrifts			
Price/Earnings (x)	19.16x	18.84x	(1.7)%
Price/Core Earnings (x)	19.54	19.53	(0.1)
Price/Book (%)	80.31%	79.31%	(1.2)
Price/Tangible Book(%)	86.89	85.86	(1.2)
Price/Assets (%)	9.89	9.78	(1.1)
Avg. Mkt. Capitalization ($Mil)	$307.80	$292.93	(4.8)

(1) February 17, 2012 P/E multiples for the Peer Group have been revised to include P/E multiples above 40 times earnings and less than 100 times earnings, which were reflected as not meaningful ("NM") in the Original Appraisal.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 5, two standard conversions and one second-step conversion have been completed during 2012. The standard conversion offerings are considered to be more relevant for Meetinghouse Bank's' pro forma pricing. The average closing pro forma price/tangible book ratio of the two standard conversion offerings equaled 53.8%. On average, the two standard conversion offerings reflected price appreciation of 16.3% after the first week of trading. As of May 25, 2012, the two standard conversion offerings reflected a 31.5% increase in price on average. Of the two standard conversions completed in 2012, West Indiana Bancshares' offering is viewed to be more comparable to the Bank's offering based on the comparatively smaller size of its offering and its stock is quoted on the OTC Bulletin Board rather than on NASDAQ. West Indiana Bancshares' offering closed at the minimum of the offering range at a pro forma price/tangible book ratio of 48.9%

Table 5
Pricing Characteristics and After-Market Trends
Conversions Completed in 2012

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Char. Found.		Insider Purchases				
			Financial Info.		Asset Quality		Excluding Foundation					% of	% Off Incl. Fdn.+Merger Shares				Initial
													Benefit Plans				
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Div. Yield (%)
Standard Conversions																	
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%	0.00%
West Indiana Bancshares, Inc. - IN*(1	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%	0.00%
Averages - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**
Medians - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**
Second Step Conversions																	
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%
Averages - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**
Medians - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**
Mutual Holding Companies(8)																	
Averages - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**
Medians - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**

Institution	Pro Forma Data							Post-IPO Pricing Trends							
	Pricing Ratios(3)(6)			Financial Charac.				Closing Price:							
	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions															
Wellesley Bancorp, Inc. - MA*(1)	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West Indiana Bancshares, Inc. - IN*(1	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.5%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Medians - Standard Conversions:	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.6%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Second Step Conversions															
Cheviot Financial Corp., - OH*	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Medians - Second Step Conversions:	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Mutual Holding Companies(8)															
Averages - All Conversions:	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.6%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.6%**	**$10.83**	**18.9%**
Medians - All Conversions:	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.6%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.6%**	**$10.83**	**18.8%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Meetinghouse Bank's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Bank's updated financial condition remained slightly more favorable than the Peer Group's updated financial condition, based on upward adjustments for the Bank's credit quality, balance sheet liquidity and funding liabilities. Likewise, no adjustment remained appropriate for earnings, as the Bank's pro forma earnings strength and ability to grow earnings on a pro forma basis were viewed to be comparable to the comparable Peer Group measures. No adjustment remained appropriate for the Bank's asset growth, as the Bank's pro forma leverage capacity will be similar to the Peer Group's leverage capacity and the Bank's stronger historical asset growth did not warrant an upward adjustment since it was realized through growth of lower yielding cash and investments rather than higher yielding loans.

While the general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts, more recent trends show a more significant decline in thrift stocks since the end of the first quarter. Comparatively, the updated pricing measures for the Peer Group were, on average, slightly higher since the date of the Original Appraisal. There were no conversion offerings completed since the date of the Original Appraisal.

Overall, taking into account the foregoing factors, we believe that the Bank's estimated pro market value as set forth in the Original Appraisal remains appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Meetinghouse Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of March 31, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $216,000 for the twelve months ended March 31, 2012. In deriving Meetinghouse Bank's core earnings, the Bank's reported earnings were viewed to be representative of its core earnings and, thus, no adjustments were made to reported earnings in deriving core earnings. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Meetinghouse Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples at the $5.0 million midpoint value both equaled 33.41 times. The Bank's updated reported and core P/E multiples provided for discounts of 4.79% and 13.40% relative to the Peer Group's average reported and core P/E multiples of 35.09 times and 38.58 times, respectively (versus discounts of 19.06% and 12.16% relative to the Peer Group's average reported and core P/E multiples as of the Original Appraisal date). The Bank's updated reported and core P/E multiples indicated discounts of 10.04% and 20.90% relative to the Peer Group's median reported and core P/E multiples, which equaled 37.14 times and 42.24 times, respectively (versus discounts of 6.12% and 8.29% relative to the Peer Group's median

reported and core P/E multiples as of the Original Appraisal date). It should be noted that the calculation of the Peer Group's P/E multiples as of the Original Appraisal date were revised to include P/E multiples that were above 40x and less than 100x. The Bank's pro forma P/E ratios at the minimum and the super maximum equaled 26.76 times and 50.86 times, respectively. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $5.0 million midpoint value, the Bank's P/B and P/TB ratios both equaled 56.85%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 82.63% and 83.75%, respectively, Meetinghouse Bank's updated ratios reflected a discount of 31.20% on a P/B basis and a discount of 32.12% on a P/TB basis (versus discounts of 28.37% and 29.36% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group which both equaled 86.33%, Meetinghouse Bank's updated ratios both reflected discounts of 34.15% at the $5.0 million midpoint value (versus discounts of 26.65% and 28.76% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Bank's P/B and P/TB ratios both equaled 64.72%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 21.67% and 22.72%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range both reflected discounts of 25.03%. RP Financial considered the discounts under the P/B approach to be reasonable, given that the Bank's pro forma P/E multiples were at significant premiums to the Peer Group's P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings have been completed during 2012. In comparison to the 53.80% average closing forma P/TB ratio of the two standard conversions, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 5.67%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 20.30% relative to the two standard conversions average P/TB ratio at closing. In comparison to West Indiana Bancshares closing pro forma P/TB ratio of 48.90%, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 16.26%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 32.35% relative to West Indiana Bancshares' P/TB ratio at closing.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have

Table 6
Public Market Pricing
Meetinghouse Bank and the Comparables
As of May 25, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Meetinghouse Bank																				
Superrange	$10.00	$6.61	$0.20	$15.45	50.86x	64.72%	8.53%	64.72%	50.86x	$0.00	0.00%	0.00%	$78	13.18%	13.18%	0.65%	0.17%	1.27%	0.17%	1.27%
Maximum	$10.00	$5.75	$0.24	$16.45	40.92x	60.79%	7.49%	60.79%	40.92x	$0.00	0.00%	0.00%	$77	12.32%	12.32%	0.65%	0.18%	1.49%	0.18%	1.49%
Midpoint	$10.00	$5.00	$0.30	$17.59	33.41x	56.85%	6.57%	56.85%	33.41x	$0.00	0.00%	0.00%	$76	11.56%	11.56%	0.66%	0.20%	1.70%	0.20%	1.70%
Minimum	$10.00	$4.25	$0.37	$19.15	26.76x	52.22%	5.63%	52.22%	26.76x	$0.00	0.00%	0.00%	$75	10.78%	10.78%	0.67%	0.21%	1.95%	0.21%	1.95%
All Non-MHC Public Companies (7)																				
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MA(7)																				
Averages	$18.61	$178.75	$0.85	$17.36	23.57x	101.29%	13.03%	110.51%	20.90x	$0.27	1.54%	28.28%	$1,380	13.69%	12.94%	1.37%	0.46%	3.98%	0.47%	3.88%
Medians	$14.50	$112.49	$0.34	$15.37	22.38x	94.71%	12.90%	98.78%	20.38x	$0.22	1.47%	0.09%	$665	13.78%	13.48%	0.94%	0.47%	2.41%	0.38%	2.38%
Comparable Group Averages																				
Averages	$13.32	$58.29	$0.40	$16.33	35.09x	82.63%	12.45%	83.75%	38.58x	$0.11	0.95%	18.94%	$447	15.02%	14.81%	1.87%	0.39%	2.79%	0.36%	2.52%
Medians	$13.88	$60.02	$0.34	$15.65	37.14x	86.33%	12.84%	86.33%	42.24x	$0.16	1.10%	19.15%	$458	15.92%	15.32%	1.36%	0.35%	2.35%	0.32%	2.15%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	66.00x	78.47%	13.44%	78.47%	66.00x	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
CBNK Chicopee Bancorp, Inc. of MA	$14.50	$80.52	$0.24	$16.16	55.77x	89.73%	13.31%	89.73%	60.42x	$0.00	0.00%	0.00%	$605	14.83%	14.83%	1.36%	0.24%	1.59%	0.22%	1.47%
FFCO FedFirst Financial Corp. of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	49.14x	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HBNK Hampden Bancorp, Inc. of MA	$13.00	$79.12	$0.30	$14.37	37.14x	90.47%	12.95%	90.47%	43.33x	$0.16	1.23%	45.71%	$611	14.31%	14.31%	2.61%	0.37%	2.35%	0.32%	2.02%
MFLR Mayflower Bancorp, Inc. of MA	$10.50	$21.66	$0.38	$10.61	17.80x	98.96%	8.61%	98.96%	27.63x	$0.24	2.29%	40.68%	$252	8.70%	8.70%	NA	0.49%	5.62%	0.31%	3.62%
NFSB Newport Bancorp, Inc. of RI	$13.50	$47.33	$0.44	$14.89	30.68x	90.66%	10.12%	90.66%	30.68x	$0.00	0.00%	0.00%	$468	11.17%	11.17%	0.76%	0.34%	3.01%	0.34%	3.01%
OBAF OBA Financial Serv. Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
PEOP Peoples Fed. Bancshares Inc. of MA	$16.05	$111.79	$0.38	$16.28	41.15x	98.59%	20.04%	98.59%	42.24x	$0.00	0.00%	0.00%	$558	20.32%	20.32%	1.61%	0.50%	2.35%	0.48%	2.29%
STND Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) P/E multiples greater than 100x and negative P/E multiples are shown as not meaningful ("NM").

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

received greater weight in our valuation analysis. At the $5.0 million midpoint value, Meetinghouse Bank's pro forma P/A ratio equaled 6.57%. In comparison to the Peer Group's average P/A ratio of 12.45%, Meetinghouse Bank's P/A ratio indicated a discount of 47.23% (versus a discount of 43.97% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 12.84%, Meetinghouse Bank's P/A ratio at the $5.0 million midpoint value indicated a discount of 48.83% (versus a discount of 46.40% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $5.0 million at the midpoint, equal to 500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $4,250,000 and a maximum value of $5,750,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 425,000 at the minimum and 575,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $6,612,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 661,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montanta of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- isation(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.95	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.99	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Equity/ Assets	Equity/ Assets	ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Tang. Book	Core Earnings	Div./ Share	dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
APCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montanta of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0.82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	52.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$979	$1	$0	$0	$980	5,474	$0.18
CBNK	Chicopee Bancorp, Inc. of MA	$1,454	($186)	$63	$0	$1,331	5,553	$0.24
FFCO	FedFirst Financial Corp. of PA	$1,058	($305)	$104	$0	$857	2,912	$0.29
HBNK	Hampden Bancorp, Inc. of MA	$2,134	($484)	$165	$0	$1,815	6,086	$0.30
MFLR	Mayflower Bancorp, Inc. of MA	$1,217	($670)	$228	$0	$775	2,063	$0.38
NFSB	Newport Bancorp, Inc. of RI	$1,551	$0	$0	$0	$1,551	3,506	$0.44
OBAF	OBA Financial Serv. Inc. of MD	$313	($6)	$2	$0	$309	4,177	$0.07
PEOP	Peoples Fed. Bancshares Inc. of MA	$2,683	($62)	$21	$0	$2,642	6,965	$0.38
STND	Standard Financial Corp. of PA	$3,192	($133)	$45	$0	$3,104	3,413	$0.91
WVFC	WVS Financial Corp. of PA	$1,595	$130	($44)	$0	$1,681	2,058	$0.82

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

Exhibit 3
PRO FORMA ANALYSIS SHEET
Meetinghouse Bank
Prices as of May 25, 2012

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	Massachusetts Companies Average	Massachusetts Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	33.41 x	35.09x	37.14x	23.57x	22.38x	18.84x	17.75x
Price-core earnings ratio (x)		P/Core	33.41 x	38.58x	42.24x	20.90x	20.38x	19.53x	18.35x
Price-book ratio (%)	=	P/B	56.85%	82.63%	86.33%	101.29%	94.71%	79.31%	80.44%
Price-tangible book ratio (%)	=	P/TB	56.85%	83.75%	86.33%	110.51%	98.78%	85.86%	82.89%
Price-assets ratio (%)	=	P/A	6.57%	12.45%	12.84%	13.03%	12.90%	9.78%	9.79%

Valuation Parameters

Pre-Conversion Earnings (Y)	$216,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$216,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,270,000	ESOP Amortization (T)	7.00 years
Pre-Conv. Tang. Book Val. (TB)	$5,270,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$72,588,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.04%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	17.46%	Tax Benefit (Z)	0
Tax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	33.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $5,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $5,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $5,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	661,250	10.00	$ 6,612,500	0	661,250	$ 6,612,500
Maximum	575,000	10.00	5,750,000	0	575,000	5,750,000
Midpoint	500,000	10.00	5,000,000	0	500,000	5,000,000
Minimum	425,000	10.00	4,250,000	0	425,000	4,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.04 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 7 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 33.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Minimum

1. Pro Forma Market Capitalization	$4,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$4,250,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$3,377,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,377,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	510,000
Net Proceeds Reinvested	$2,867,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$17,890
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	29,143
Less: Amortization of Options (4)	25,551
Less: Recognition Plan Vesting (5)	20,400
Net Earnings Impact	($57,204)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($57,204)	$158,796
12 Months ended March 31, 2012 (core)	$216,000	($57,204)	$158,796

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$2,867,000	$0	$8,137,000
March 31, 2012 (Tangible)	$5,270,000	$2,867,000	$0	$8,137,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$2,867,000	$0	$75,455,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Midpoint

1. Pro Forma Market Capitalization	$5,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,000,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,127,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,127,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	600,000
Net Proceeds Reinvested	$3,527,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$22,008
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	34,286
Less: Amortization of Options (4)	30,060
Less: Recognition Plan Vesting (5)	24,000
Net Earnings Impact	($66,337)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($66,337)	$149,663
12 Months ended March 31, 2012 (core)	$216,000	($66,337)	$149,663

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$3,527,000	$0	$8,797,000
March 31, 2012 (Tangible)	$5,270,000	$3,527,000	$0	$8,797,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$3,527,000	$0	$76,115,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$5,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,750,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,877,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,877,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	690,000
Net Proceeds Reinvested	$4,187,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$26,127
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	39,429
Less: Amortization of Options (4)	34,569
Less: Recognition Plan Vesting (5)	27,600
Net Earnings Impact	($75,471)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($75,471)	$140,529
12 Months ended March 31, 2012 (core)	$216,000	($75,471)	$140,529

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,187,000	$0	$9,457,000
March 31, 2012 (Tangible)	$5,270,000	$4,187,000	$0	$9,457,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,187,000	$0	$76,775,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$6,612,500
Less: Foundation Shares	-
2. Offering Proceeds	$6,612,500
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$5,739,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$5,739,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	793,500
Net Proceeds Reinvested	$4,946,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$30,863
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	45,343
Less: Amortization of Options (4)	39,754
Less: Recognition Plan Vesting (5)	31,740
Net Earnings Impact	($85,974)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($85,974)	$130,026
12 Months ended March 31, 2012 (core)	$216,000	($85,974)	$130,026

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,946,000	$0	$10,216,000
March 31, 2012 (Tangible)	$5,270,000	$4,946,000	$0	$10,216,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,946,000	$0	$77,534,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP[*] Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

OMB APPROVAL	
OMB Number:	3235-0327
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PRE-EFFECTIVE AMENDMENT #1
TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Meetinghouse Bancorp, Inc.
Exact name of registrant as specified in charter

0001543367
Registrant CIK Number

Exhibit 99.4 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-180026
SEC file number, if available

S-________________ ________________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed)

C-________________ ________________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

N/A
Name of person filing this exhibit
(if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



Grant of Continuing Hardship Exemption

March 7, 2012

Applicant: Victor L. Cangelosi

Company Name: Meetinghouse Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Exhibits 99.1 to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on February 28, 2012 (Accession no. 0000909654-12-000125) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request to file Exhibits 99.1, Valuation Appraisal Report, to Form S-1, expected to be filed on March 9, 2012. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Dorchester, Commonwealth of Massachusetts on June 8, 2012.

MEETINGHOUSE BANCORP, INC.

By: 
Anthony A. Paciulli
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT

MEETINGHOUSE BANCORP, INC.
Dorchester, Massachusetts

PROPOSED HOLDING COMPANY FOR:
MEETINGHOUSE BANK
Dorchester, Massachusetts

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

May 25, 2012

Board of Directors
Meetinghouse Bank
2250 Dorchester Avenue
Dorchester, Massachusetts 02124

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of the Banks (the "Commissioner") in the absence of separate written valuation guidelines. Our original appraisal report, dated March 23, 2012 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Meetinghouse Bank, Dorchester, Massachusetts (""Meetinghouse Bank" or the "Bank") adopted the plan of conversion on January 17, 2012, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of Meetinghouse Bancorp, Inc. ("Meetinghouse Bancorp" or the "Company"), a newly formed Maryland corporation.

Meetinghouse Bancorp will offer 100% of its common stock to qualifying depositors of the Bank in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Meetinghouse Bank's employee stock ownership plan (the "ESOP") and Employees, Officers and Directors, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an underwritten public offering. Going forward, Meetinghouse Bancorp will own 100% of the Bank's stock, and the Bank will initially be Meetinghouse Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Meetinghouse Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Meetinghouse Bank's financial condition, including financial data through March 31, 2012; (2) an updated comparison of Meetinghouse Bank's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2011 and updated financial information through March 31, 2012. Meetinghouse Bank's assets increased by $3.9 million or 5.7% from December 31, 2011 to March 31, 2012. Most of the increase in assets consisted of cash and cash equivalents, as deposit growth during the quarter was maintained in short-term liquid funds. Overall, cash and investments (inclusive of FHLB stock) increased from $21.2 million or 30.9% of assets at December 31, 2011 to $26.2 million or 36.1% of assets at March 31, 2012. Loans receivable decreased from $41.8 million or 60.9% of assets at December 31, 2011 to $41.4 million or 57.1% of assets at March 31, 2012, while the balance of loans held for sale decreased from $3.4 million or 5.0% of assets at December 31, 2011 to $2.4 million or 3.3% of assets at March 31, 2012.

Table 1
Meetinghouse Bank
Recent Financial Data

	At December 31, 2011		At March 31, 2012	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$68,663	100.00%	$72,588	100.00%
Cash, cash equivalents	12,988	18.92	16,131	22.22
Investment securities/CDs	7,259	10.57	9,224	12.71
Loans held for sale	3,436	5.00	2,412	3.32
Loans receivable, net	41,835	60.93	41,415	57.05
FHLB stock/Co-op Central Bank deposit	954	1.39	828	1.14
Deposits	63,232	92.09	67,048	92.37
Total equity	5,233	7.62	5,270	7.26

	12 Months Ended December 31, 2011		12 Months Ended March 31, 2012	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$2,691	4.15%	$2,663	3.98%
Interest expense	(640)	(0.99)	(630)	(0.94)
Net interest income	2,051	3.15	2,033	3.04
Provisions for loan losses	(16)	(0.02)	(12)	(0.02)
Net interest income after prov.	2,035	3.14	2,021	3.02
Non-interest operating income	341	0.53	335	0.50
Gain on sale of loans	449	0.69	482	0.72
Non-interest operating expense	(2,467)	(3.80)	(2,477)	(3.70)
Income before income tax expense	358	0.55	361	0.54
Income taxes	(144)	(0.22)	(145)	(0.22)
Net income	$214	0.33%	$216	0.32%

Sources: Meetinghouse Bank's prospectus, audited and unaudited financial statements, and RP Financial calculations.

The Bank's updated credit quality measures remained favorably low for non-performing assets. Meetinghouse Bank's non-performing assets decreased from $525,000 or 0.76% of assets at December 31, 2011 to $502,000 or 0.69% of assets at March 31, 2012. Slight decreases in the balances of non-accruing loans and other real estate owned accounted for the decrease in the non-performing assets balance. As of March 31, 2012, non-performing assets consisted of $2,000 of non-accruing loans and $500,000 of other real estate owned.

Asset growth during the quarter was largely funded by deposit growth, with total deposits increasing form $63.2 million or 92.1% of assets at December 31, 2011 to $67.0 million or 92.4% of assets at March 31, 2012. Borrowings remained at a zero balance during the first quarter of 2012. Meetinghouse Bank's equity increased by $37,000 during the first quarter, which was largely attributable to the retention of first quarter earnings. However, as the result comparatively stronger asset growth during the first quarter, Meetinghouse Bank's equity-to-assets ratio decreased from 7.6% at December 31, 2011 to 7.3% at March 31, 2012.

Meetinghouse Bank's operating results for the twelve months ended December 31, 2011 and March 31, 2012 are also set forth in Table 1. The Bank's earnings were essentially flat for the comparative twelve month periods shown in Table 1. Reported earnings increased from $214,000 or 0.33% of average assets for the twelve months ended December 31, 2011 to $216,000 or 0.32% of average assets for the twelve months ended March 31, 2012. The slight increase in net income was due to an increase in gain on the sale of loans and a decrease in loan loss provisions, which were substantially offset by decreases in net interest income and non-interest operating income and an increase in operating expenses.

Meetinghouse Bank's net interest income was down slightly during the most recent twelve month period, decreasing as a percent of average assets from 3.15% for the twelve months ended December 31, 2011 to 3.04% for the twelve months ended March 31, 2012. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trend in the Bank's interest rate spread. The more significant decline in yield earned on interest-earning assets relative to the rate paid on interest-bearing liabilities reflects the shift in the Bank's interest-earning asset composition towards a higher concentration of cash and cash equivalents. Meetinghouse Bank's interest spread declined from 3.42% for the six months ended March 31, 2011 to 3.01% for the six months ended March 31, 2012.

Operating expenses were up slightly during the most recent twelve month period, but declined as a percent of average assets from 3.80% during the twelve months ended December 31, 2011 to 3.70% during the twelve months ended March 31, 2012. Overall, Meetinghouse Bank's updated ratios for net interest income and operating expenses provided for a similar expense coverage ratio (net interest income divided by operating expenses) compared to the prior twelve month period. Meetinghouse Bank's expense coverage ratio equaled 0.83x and 0.82x for the twelve months ended December 31, 2011 and March 31, 2012, respectively.

Non-interest operating income was slightly lower during the most recent twelve month period, decreasing from 0.53% of average assets for the twelve months ended December 31, 2011 to 0.50% of average assets for the twelve months ended March 31, 2012. Comparatively, gains on the sale of loans were higher during the most recent twelve month

period, increasing from 0.69% of average assets during the twelve months ended December 31, 2011 to 0.72% of average assets during the twelve months ended March 31, 2012. Overall, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio of 86.85% (operating expenses, net of goodwill amortization, as a percent of net interest income plus non-interest operating income and recurring loan sale gains) was consistent with the 86.96% efficiency ratio recorded for the twelve months ended December 31, 2011.

Loan loss provisions were down slightly during the most recent twelve month period and as a percent of average assets equaled 0.02% for both twelve month periods. As of March 31, 2012, the Bank maintained valuation allowances of $328,000, equal to 0.78%% of net loans receivable.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Meetinghouse Bank, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through March 31, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's and the Peer Group's updated interest-earning asset compositions reflected fairly similar concentrations of loans and cash and investments, with the Bank's update ratios showing a slightly lower concentration of loans and a slightly higher concentration of cash and investments relative to the comparable Peer Group ratios. Overall, the Bank maintained a slightly higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 96.4% and 94.7% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Meetinghouse Bank and the Peer Group also did not change significantly from the Original Appraisal. Meetinghouse Bank's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 83.7% for the Bank and the Peer Group, respectively. Meetinghouse Bank's updated tangible equity-to-assets ratio equaled 7.3%, which remained below the comparable Peer Group ratio of 14.8%. Overall, Meetinghouse Bank's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.3%, which remained below the comparable Peer Group ratio of 113.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Meetinghouse Bank's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Meetinghouse Bank are based on annualized growth rates for the six months ended March 31, 2012 and the Peer Group's growth rates are based on annual growth rates for the twelve months ended March 31, 2012 or the most recent twelve month period available. Meetinghouse Bank's assets increased by 19.3%, versus asset growth

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Meetinghouse Bank																				
March 31, 2012	22.2%	13.8%	0.0%	60.4%	92.4%	0.0%	0.0%	7.3%	0.0%	7.3%	19.29%	104.03%	-12.71%	20.72%	0.00%	4.07%	4.07%	7.38%	7.38%	14.93%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of MA																				
Averages	6.7%	15.6%	1.6%	72.3%	74.9%	10.7%	0.3%	13.1%	0.9%	12.2%	17.57%	14.96%	18.53%	17.11%	7.48%	6.89%	0.39%	14.87%	11.17%	17.07%
Medians	7.2%	12.4%	1.6%	74.6%	74.0%	10.1%	0.0%	13.7%	0.0%	11.8%	6.64%	13.42%	8.02%	9.62%	-1.14%	2.16%	-2.45%	14.87%	11.17%	16.05%
Comparable Group																				
Averages	8.5%	23.6%	2.0%	62.6%	70.2%	13.5%	0.0%	15.0%	0.2%	14.8%	6.25%	17.58%	0.35%	4.44%	-10.81%	-0.47%	-0.37%	15.85%	15.85%	23.38%
Medians	7.0%	14.2%	2.3%	68.9%	72.5%	12.1%	0.0%	15.9%	0.0%	15.2%	4.01%	11.80%	1.19%	5.10%	-15.93%	-2.03%	-1.96%	14.87%	14.87%	22.93%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
CBNK Chicopee Bancorp, Inc. of MA	9.2%	11.1%	2.2%	74.6%	74.1%	11.0%	0.0%	14.8%	0.0%	14.8%	4.01%	14.82%	1.90%	11.02%	-22.40%	-2.45%	-2.45%	NA	NA	19.50%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HBNK Hampden Bancorp, Inc. of MA	6.3%	22.3%	2.6%	66.1%	71.3%	13.2%	0.0%	14.3%	0.0%	14.3%	6.28%	12.03%	2.69%	3.40%	46.77%	-5.85%	-5.85%	NA	NA	21.40%
MFLR Mayflower Bancorp, Inc. of MA	4.9%	35.8%	0.0%	53.4%	90.1%	0.4%	0.0%	8.7%	0.0%	8.7%	1.89%	-3.09%	7.90%	2.51%	-71.43%	3.34%	3.34%	NA	NA	NA
NFSB Newport Bancorp, Inc. of RI	8.5%	9.1%	2.4%	75.6%	58.4%	29.7%	0.0%	11.2%	0.0%	11.2%	4.01%	33.13%	-0.60%	4.64%	2.78%	3.96%	3.96%	NA	NA	NA
OBAF OBA Financial Serv. Inc. of MD	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
PEOP Peoples Fed. Bancshares Inc. of MA	7.2%	11.5%	3.4%	75.5%	73.9%	4.3%	0.0%	20.3%	0.0%	20.3%	5.55%	1.39%	7.04%	7.93%	4.35%	-2.64%	-2.64%	14.87%	14.87%	24.45%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Meetinghouse Bank																			
March 31, 2012	0.32%	3.98%	0.94%	3.04%	0.02%	3.02%	0.00%	0.00%	0.50%	0.50%	3.70%	0.00%	0.72%	0.00%	4.34%	1.22%	3.12%	$3,457	40.17%
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%
State of MA																			
Averages	0.39%	4.15%	0.94%	3.21%	0.18%	3.03%	0.02%	-0.03%	0.51%	0.50%	2.85%	0.02%	0.00%	0.00%	4.39%	1.10%	3.29%	$7,528	32.27%
Medians	0.49%	4.17%	0.92%	3.20%	0.19%	3.00%	0.00%	-0.01%	0.43%	0.44%	2.73%	0.00%	0.01%	0.00%	4.51%	1.09%	3.25%	$5,805	34.58%
Comparable Group																			
Averages	0.39%	3.99%	0.97%	3.03%	0.21%	2.82%	0.01%	-0.02%	0.44%	0.43%	2.72%	0.01%	0.05%	0.00%	4.23%	1.16%	3.07%	$5,629	34.44%
Medians	0.35%	4.13%	1.04%	3.09%	0.20%	2.95%	0.00%	-0.02%	0.47%	0.46%	3.00%	0.00%	0.02%	0.00%	4.38%	1.27%	3.09%	$5,314	34.24%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	$5,260	NM
CBNK Chicopee Bancorp, Inc. of MA	0.24%	4.17%	1.11%	3.06%	0.10%	2.95%	0.00%	-0.03%	0.50%	0.48%	3.22%	0.00%	0.03%	0.00%	4.40%	1.31%	3.09%	$4,880	NM
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	$3,990	33.63%
HBNK Hampden Bancorp, Inc. of MA	0.37%	4.28%	1.05%	3.23%	0.19%	3.04%	0.00%	0.00%	0.45%	0.44%	2.99%	0.00%	0.08%	0.00%	4.51%	1.26%	3.24%	$5,314	35.39%
MFLR Mayflower Bancorp, Inc. of MA	0.49%	3.61%	0.52%	3.09%	0.09%	3.00%	0.03%	-0.07%	0.51%	0.48%	3.01%	0.00%	0.27%	0.00%	3.85%	0.58%	3.27%	NM	33.68%
NFSB Newport Bancorp, Inc. of RI	0.34%	4.56%	1.35%	3.22%	0.24%	2.98%	0.00%	-0.03%	0.58%	0.55%	3.01%	0.00%	0.00%	0.00%	4.91%	1.53%	3.38%	$5,918	34.80%
OBAF OBA Financial Serv. Inc. of MD	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	$5,848	35.60%
PEOP Peoples Fed. Bancshares Inc. of MA	0.49%	3.75%	0.69%	3.06%	0.08%	2.98%	0.00%	-0.01%	0.31%	0.29%	2.46%	0.00%	0.01%	0.00%	3.98%	0.89%	3.09%	$7,643	39.98%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	$4,680	29.98%
WVFC WVS Financial Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	$7,133	32.50%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of 6.3% for the Peer Group. Asset growth by the Bank consisted of cash and investments, which was partially offset by a decrease in loans. Comparatively, asset growth for the Peer Group was also largely due to an increase in cash and investments, while loans increased slightly for the Peer Group.

Deposit growth funded the Bank's asset growth, while deposit growth funded the Peer Group's asset growth as well as a reduction in borrowings. The Bank's deposit growth rate of 20.7% exceeded the Peer Group's deposit growth rate of 4.4%. Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Bank (4.1% increase versus a 0.4% decrease for the Peer Group), with capital management strategies such as dividend payments and stock repurchases continuing to factor into the Peer Group's lower growth rate.

Table 3 displays comparative operating results for Meetinghouse Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2012, unless otherwise indicated for the Peer Group companies. Meetinghouse Bank and the Peer Group reported updated net income to average assets ratios of 0.32% and 0.39%, respectively. The Peer Group's slightly higher return continued to be realized through a lower operating expense ratio, which was partially offset by the Bank's higher ratios for non-interest operating income and net gains and lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Meetinghouse Bank and the Peer Group equaled 0.82x and 1.11x, respectively. The Peer Group's higher expense coverage continued to be supported by a lower operating expense ratio (2.73% of average assets versus 3.70% of average assets for the Bank), as updated net interest income ratios for the Bank and the Peer Group were approximately the same (3.04% of average assets versus 3.03% of average assets for the Peer Group).

Non-interest operating income remained a slightly larger contributor to the Bank's earnings, as such income amounted to 0.50% and 0.43% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Meetinghouse Bank's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 104.5% remained higher or less favorable than the Peer Group's efficiency ratio of 78.6%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Bank's earnings, as the Bank and the Peer Group reported net gains equal to 0.72% and 0.05% of average assets, respectively. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. Gains reported by Meetinghouse Bank continued to consist entirely of gains on the sale of loans. Accordingly, with the inclusion of loan sale gains as part of the Bank's non-interest operating income, the Bank's efficiency ratio improved to 86.9%. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.02% and 0.21% of average assets, respectively.

The Bank's effective tax rate of 40.17% remained above the Peer Group's effective tax rate of 34.44%. As set forth in the prospectus, the Bank's effective marginal tax rate is equal to 40.0%.

The Bank's updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures. As shown in Table 4, the Bank's non-performing assets/assets and non-performing loans/loans ratios of 0.69% and 0.01%, respectively, were lower than the comparable Peer Group ratios of 1.87% and 2.52%. The Bank's updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (16,400.00% versus 59.81% for the Peer Group) and a lower level of reserves as a percent of loans (0.79% versus 1.10% for the Peer Group). Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 0.27% for the Peer Group compared to zero net charge-offs recorded by the Bank.

3. <u>Stock Market Conditions</u>

Since the date of the Original Appraisal, the broader stock market has generally trended lower. In late-February 2012, the Dow Jones Industrial Average ("DJIA") closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowing costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued into late-May, as concerns about Greece's political future and weak economic data for the U.S. economy weighed on investor sentiment. A large trading loss disclosed by J.P. Morgan in mid-May further contributed to the decline in financial stocks.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Meetinghouse Bank		0.69%	0.69%	0.01%	0.79%	16400.00%	65.34%	$0	0.00%
All Public Companies									
Averages		0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians		0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of MA									
Averages		0.09%	1.50%	1.69%	1.04%	102.31%	73.73%	$321	0.13%
Medians		0.04%	1.36%	1.45%	0.97%	70.73%	54.44%	$123	0.11%
Comparable Group									
Averages		0.24%	1.87%	2.52%	1.10%	59.81%	50.20%	$210	0.27%
Medians		0.12%	1.36%	1.69%	1.01%	57.91%	39.35%	$190	0.29%
Comparable Group									
ALLB	Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	$432	0.61%
CBNK	Chicopee Bancorp, Inc. of MA	0.15%	1.36%	1.67%	0.98%	61.08%	54.44%	$135	0.12%
FFCO	FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	$155	0.25%
HBNK	Hampden Bancorp, Inc. of MA	0.22%	2.61%	3.57%	1.27%	35.54%	32.51%	$400	0.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.08%	NA	NA	0.90%	NA	NA	$29	0.13%
NFSB	Newport Bancorp, Inc. of RI	0.13%	0.76%	0.83%	1.03%	123.83%	103.40%	$311	0.36%
OBAF	OBA Financial Serv. Inc. of MD	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	$225	0.32%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.00%	1.61%	1.45%	0.84%	57.91%	39.35%	$57	0.06%
STND	Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	$357	0.48%
WVFC	WVS Financial Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	$0	0.00%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On May 25, 2012, the DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

Average Pricing Characteristics (continued)

All Publicly-Traded Thrifts			
Price/Earnings (x)	19.16x	18.84x	(1.7)%
Price/Core Earnings (x)	19.54	19.53	(0.1)
Price/Book (%)	80.31%	79.31%	(1.2)
Price/Tangible Book(%)	86.89	85.86	(1.2)
Price/Assets (%)	9.89	9.78	(1.1)
Avg. Mkt. Capitalization ($Mil)	$307.80	$292.93	(4.8)

(1) February 17, 2012 P/E multiples for the Peer Group have been revised to include P/E multiples above 40 times earnings and less than 100 times earnings, which were reflected as not meaningful ("NM") in the Original Appraisal.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 5, two standard conversions and one second-step conversion have been completed during 2012. The standard conversion offerings are considered to be more relevant for Meetinghouse Bank's' pro forma pricing. The average closing pro forma price/tangible book ratio of the two standard conversion offerings equaled 53.8%. On average, the two standard conversion offerings reflected price appreciation of 16.3% after the first week of trading. As of May 25, 2012, the two standard conversion offerings reflected a 31.5% increase in price on average. Of the two standard conversions completed in 2012, West Indiana Bancshares' offering is viewed to be more comparable to the Bank's offering based on the comparatively smaller size of its offering and its stock is quoted on the OTC Bulletin Board rather than on NASDAQ. West Indiana Bancshares' offering closed at the minimum of the offering range at a pro forma price/tangible book ratio of 48.9%

Table 5
Pricing Characteristics and After-Market Trends
Conversions Completed in 2012

Institutional Information: Institution	Conversion Date	Ticker	Pre-Conversion Data – Financial Info.: Assets ($Mil)	Equity/ Assets (%)	Asset Quality: NPAs/ Assets (%)	Res. Cov. (%)	Offering Information – Excluding Foundation: Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Contribution to Char. Found.: Form	% of Public Off. Excl. Fdn. (%)	Insider Purchases – % Off Incl. Fdn.+Merger Shares – Benefit Plans: ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)	Pro Forma Data – Pricing Ratios(3)(6): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions																																
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.60	45.0%
West Indiana Bancshares, Inc. - IN*(1	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.5%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Medians - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.5%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Second Step Conversions																																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Medians - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Mutual Holding Companies(8)																																
Averages - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.5%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.5%**	**$10.83**	**18.9%**
Medians - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**58.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.5%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.5%**	**$10.83**	**18.9%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Meetinghouse Bank's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Bank's updated financial condition remained slightly more favorable than the Peer Group's updated financial condition, based on upward adjustments for the Bank's credit quality, balance sheet liquidity and funding liabilities. Likewise, no adjustment remained appropriate for earnings, as the Bank's pro forma earnings strength and ability to grow earnings on a pro forma basis were viewed to be comparable to the comparable Peer Group measures. No adjustment remained appropriate for the Bank's asset growth, as the Bank's pro forma leverage capacity will be similar to the Peer Group's leverage capacity and the Bank's stronger historical asset growth did not warrant an upward adjustment since it was realized through growth of lower yielding cash and investments rather than higher yielding loans.

While the general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts, more recent trends show a more significant decline in thrift stocks since the end of the first quarter. Comparatively, the updated pricing measures for the Peer Group were, on average, slightly higher since the date of the Original Appraisal. There were no conversion offerings completed since the date of the Original Appraisal.

Overall, taking into account the foregoing factors, we believe that the Bank's estimated pro market value as set forth in the Original Appraisal remains appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Meetinghouse Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of March 31, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $216,000 for the twelve months ended March 31, 2012. In deriving Meetinghouse Bank's core earnings, the Bank's reported earnings were viewed to be representative of its core earnings and, thus, no adjustments were made to reported earnings in deriving core earnings. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Meetinghouse Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples at the $5.0 million midpoint value both equaled 33.41 times. The Bank's updated reported and core P/E multiples provided for discounts of 4.79% and 13.40% relative to the Peer Group's average reported and core P/E multiples of 35.09 times and 38.58 times, respectively (versus discounts of 19.06% and 12.16% relative to the Peer Group's average reported and core P/E multiples as of the Original Appraisal date). The Bank's updated reported and core P/E multiples indicated discounts of 10.04% and 20.90% relative to the Peer Group's median reported and core P/E multiples, which equaled 37.14 times and 42.24 times, respectively (versus discounts of 6.12% and 8.29% relative to the Peer Group's median

reported and core P/E multiples as of the Original Appraisal date). It should be noted that the calculation of the Peer Group's P/E multiples as of the Original Appraisal date were revised to include P/E multiples that were above 40x and less than 100x. The Bank's pro forma P/E ratios at the minimum and the super maximum equaled 26.76 times and 50.86 times, respectively. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $5.0 million midpoint value, the Bank's P/B and P/TB ratios both equaled 56.85%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 82.63% and 83.75%, respectively, Meetinghouse Bank's updated ratios reflected a discount of 31.20% on a P/B basis and a discount of 32.12% on a P/TB basis (versus discounts of 28.37% and 29.36% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group which both equaled 86.33%, Meetinghouse Bank's updated ratios both reflected discounts of 34.15% at the $5.0 million midpoint value (versus discounts of 26.65% and 28.76% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Bank's P/B and P/TB ratios both equaled 64.72%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 21.67% and 22.72%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range both reflected discounts of 25.03%. RP Financial considered the discounts under the P/B approach to be reasonable, given that the Bank's pro forma P/E multiples were at significant premiums to the Peer Group's P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings have been completed during 2012. In comparison to the 53.80% average closing forma P/TB ratio of the two standard conversions, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 5.67%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 20.30% relative to the two standard conversions average P/TB ratio at closing. In comparison to West Indiana Bancshares closing pro forma P/TB ratio of 48.90%, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 16.26%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 32.35% relative to West Indiana Bancshares' P/TB ratio at closing.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have

Table 6
Public Market Pricing
Meetinghouse Bank and the Comparables
As of May 25, 2012

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
				Core	Book													Reported		Core	
		Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Meetinghouse Bank																					
	Superrange	$10.00	$6.61	$0.20	$15.45	50.86x	64.72%	8.53%	64.72%	50.86x	$0.00	0.00%	0.00%	$78	13.18%	13.18%	0.65%	0.17%	1.27%	0.17%	1.27%
	Maximum	$10.00	$5.75	$0.24	$16.45	40.92x	60.79%	7.49%	60.79%	40.92x	$0.00	0.00%	0.00%	$77	12.32%	12.32%	0.65%	0.18%	1.49%	0.18%	1.49%
	Midpoint	$10.00	$5.00	$0.30	$17.59	33.41x	56.85%	6.57%	56.85%	33.41x	$0.00	0.00%	0.00%	$76	11.56%	11.56%	0.66%	0.20%	1.70%	0.20%	1.70%
	Minimum	$10.00	$4.25	$0.37	$19.15	26.76x	52.22%	5.63%	52.22%	26.76x	$0.00	0.00%	0.00%	$75	10.78%	10.78%	0.67%	0.21%	1.95%	0.21%	1.95%
All Non-MHC Public Companies (7)																					
	Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
	Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MA(7)																					
	Averages	$18.61	$178.75	$0.85	$17.36	23.57x	101.29%	13.03%	110.51%	20.90x	$0.27	1.54%	28.28%	$1,380	13.69%	12.94%	1.37%	0.46%	3.98%	0.47%	3.88%
	Medians	$14.50	$112.49	$0.34	$15.37	22.38x	94.71%	12.90%	98.78%	20.38x	$0.22	1.47%	0.09%	$665	13.78%	13.48%	0.94%	0.47%	2.41%	0.38%	2.38%
Comparable Group Averages																					
	Averages	$13.32	$58.29	$0.40	$16.33	35.09x	82.63%	12.45%	83.75%	38.58x	$0.11	0.95%	18.94%	$447	15.02%	14.81%	1.87%	0.39%	2.79%	0.36%	2.52%
	Medians	$13.88	$60.02	$0.34	$15.65	37.14x	86.33%	12.84%	86.33%	42.24x	$0.16	1.10%	19.15%	$458	15.92%	15.32%	1.36%	0.35%	2.35%	0.32%	2.15%
Comparable Group																					
ALLB	Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	66.00x	78.47%	13.44%	78.47%	66.00x	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
CBNK	Chicopee Bancorp, Inc. of MA	$14.50	$80.52	$0.24	$16.16	55.77x	89.73%	13.31%	89.73%	60.42x	$0.00	0.00%	0.00%	$605	14.83%	14.83%	1.36%	0.24%	1.59%	0.22%	1.47%
FFCO	FedFirst Financial Corp. of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	49.14x	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HBNK	Hampden Bancorp, Inc. of MA	$13.00	$79.12	$0.30	$14.37	37.14x	90.47%	12.95%	90.47%	43.33x	$0.16	1.23%	45.71%	$611	14.31%	14.31%	2.61%	0.37%	2.35%	0.32%	2.02%
MFLR	Mayflower Bancorp, Inc. of MA	$10.50	$21.66	$0.38	$10.61	17.80x	98.96%	8.61%	98.96%	27.63x	$0.24	2.29%	40.68%	$252	8.70%	8.70%	NA	0.49%	5.62%	0.31%	3.62%
NFSB	Newport Bancorp, Inc. of RI	$13.50	$47.33	$0.44	$14.89	30.68x	90.66%	10.12%	90.66%	30.68x	$0.00	0.00%	0.00%	$468	11.17%	11.17%	0.76%	0.34%	3.01%	0.34%	3.01%
OBAF	OBA Financial Serv. Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
PEOP	Peoples Fed. Bancshares Inc. of MA	$16.05	$111.79	$0.38	$16.28	41.15x	98.59%	20.04%	98.59%	42.24x	$0.00	0.00%	0.00%	$558	20.32%	20.32%	1.61%	0.50%	2.35%	0.48%	2.29%
STND	Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC	WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) P/E multiples greater than 100x and negative P/E multiples are shown as not meaningful ("NM").

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

received greater weight in our valuation analysis. At the $5.0 million midpoint value, Meetinghouse Bank's pro forma P/A ratio equaled 6.57%. In comparison to the Peer Group's average P/A ratio of 12.45%, Meetinghouse Bank's P/A ratio indicated a discount of 47.23% (versus a discount of 43.97% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 12.84%, Meetinghouse Bank's P/A ratio at the $5.0 million midpoint value indicated a discount of 48.83% (versus a discount of 46.40% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $5.0 million at the midpoint, equal to 500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $4,250,000 and a maximum value of $5,750,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 425,000 at the minimum and 575,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $6,612,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 661,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montana of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.99	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.59	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montanta of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0.82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	52.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$979	$1	$0	$0	$980	5,474	$0.18
CBNK	Chicopee Bancorp, Inc. of MA	$1,454	($186)	$63	$0	$1,331	5,553	$0.24
FFCO	FedFirst Financial Corp. of PA	$1,058	($305)	$104	$0	$857	2,912	$0.29
HBNK	Hampden Bancorp, Inc. of MA	$2,134	($484)	$165	$0	$1,815	6,086	$0.30
MFLR	Mayflower Bancorp, Inc. of MA	$1,217	($670)	$228	$0	$775	2,063	$0.38
NFSB	Newport Bancorp, Inc. of RI	$1,551	$0	$0	$0	$1,551	3,506	$0.44
OBAF	OBA Financial Serv. Inc. of MD	$313	($6)	$2	$0	$309	4,177	$0.07
PEOP	Peoples Fed. Bancshares Inc. of MA	$2,683	($62)	$21	$0	$2,642	6,965	$0.38
STND	Standard Financial Corp. of PA	$3,192	($133)	$45	$0	$3,104	3,413	$0.91
WVFC	WVS Financial Corp. of PA	$1,595	$130	($44)	$0	$1,681	2,058	$0.82

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

Exhibit 3
PRO FORMA ANALYSIS SHEET
Meetinghouse Bank
Prices as of May 25, 2012

Price Multiple		Symbol	Subject (1)		Peer Group Average	Peer Group Median	Massachusetts Companies Average	Massachusetts Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	33.41	x	35.09x	37.14x	23.57x	22.38x	18.84x	17.75x
Price-core earnings ratio (x)		P/Core	33.41	x	38.58x	42.24x	20.90x	20.38x	19.53x	18.35x
Price-book ratio (%)	=	P/B	56.85%		82.63%	86.33%	101.29%	94.71%	79.31%	80.44%
Price-tangible book ratio (%)	=	P/TB	56.85%		83.75%	86.33%	110.51%	98.78%	85.86%	82.89%
Price-assets ratio (%)	=	P/A	6.57%		12.45%	12.84%	13.03%	12.90%	9.78%	9.79%

Valuation Parameters

Pre-Conversion Earnings (Y)	$216,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$216,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,270,000	ESOP Amortization (T)	7.00 years
Pre-Conv. Tang. Book Val. (TB)	$5,270,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$72,588,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.04%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	17.46%	Tax Benefit (Z)	0
Tax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	33.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $5,000,000

2. $$V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $5,000,000

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $5,000,000

4. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $5,000,000

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $5,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	661,250	10.00	$ 6,612,500	0	661,250	$ 6,612,500
Maximum	575,000	10.00	5,750,000	0	575,000	5,750,000
Midpoint	500,000	10.00	5,000,000	0	500,000	5,000,000
Minimum	425,000	10.00	4,250,000	0	425,000	4,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.04 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 7 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 33.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Minimum

1.	Pro Forma Market Capitalization	$4,250,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$4,250,000
	Less: Estimated Offering Expenses	873,000
	Net Conversion Proceeds	$3,377,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,377,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	510,000
Net Proceeds Reinvested	$2,867,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$17,890
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	29,143
Less: Amortization of Options (4)	25,551
Less: Recognition Plan Vesting (5)	20,400
Net Earnings Impact	($57,204)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($57,204)	$158,796
12 Months ended March 31, 2012 (core)	$216,000	($57,204)	$158,796

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$2,867,000	$0	$8,137,000
March 31, 2012 (Tangible)	$5,270,000	$2,867,000	$0	$8,137,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$2,867,000	$0	$75,455,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Midpoint

1. Pro Forma Market Capitalization	$5,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,000,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,127,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,127,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	600,000
Net Proceeds Reinvested	$3,527,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$22,008
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	34,286
Less: Amortization of Options (4)	30,060
Less: Recognition Plan Vesting (5)	24,000
Net Earnings Impact	($66,337)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($66,337)	$149,663
12 Months ended March 31, 2012 (core)	$216,000	($66,337)	$149,663

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$3,527,000	$0	$8,797,000
March 31, 2012 (Tangible)	$5,270,000	$3,527,000	$0	$8,797,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$3,527,000	$0	$76,115,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$5,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,750,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,877,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,877,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	690,000
Net Proceeds Reinvested	$4,187,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$26,127
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	39,429
Less: Amortization of Options (4)	34,569
Less: Recognition Plan Vesting (5)	27,600
Net Earnings Impact	($75,471)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($75,471)	$140,529
12 Months ended March 31, 2012 (core)	$216,000	($75,471)	$140,529

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,187,000	$0	$9,457,000
March 31, 2012 (Tangible)	$5,270,000	$4,187,000	$0	$9,457,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,187,000	$0	$76,775,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$6,612,500
Less: Foundation Shares	-
2. Offering Proceeds	$6,612,500
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$5,739,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$5,739,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	793,500
Net Proceeds Reinvested	$4,946,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$30,863
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	45,343
Less: Amortization of Options (4)	39,754
Less: Recognition Plan Vesting (5)	31,740
Net Earnings Impact	($85,974)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($85,974)	$130,026
12 Months ended March 31, 2012 (core)	$216,000	($85,974)	$130,026

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,946,000	$0	$10,216,000
March 31, 2012 (Tangible)	$5,270,000	$4,946,000	$0	$10,216,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,946,000	$0	$77,534,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)		
Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

OMB APPROVAL	
OMB Number:	3235-0327
Expires:	May 31, 2012
Estimated average burden hours per response	0.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PRE-EFFECTIVE AMENDMENT #1
TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Meetinghouse Bancorp, Inc.
Exact name of registrant as specified in charter

0001543367
Registrant CIK Number

Exhibit 99.4 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-180026
SEC file number, if available

S-________________ ____________________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed)

C-________________ ____________________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

N/A
Name of person filing this exhibit
(if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



Grant of Continuing Hardship Exemption

March 7, 2012

Applicant: Victor L. Cangelosi

Company Name: Meetinghouse Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Exhibits 99.1 to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on February 28, 2012 (Accession no. 0000909654-12-000125) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request to file Exhibits 99.1, Valuation Appraisal Report, to Form S-1, expected to be filed on March 9, 2012. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Dorchester, Commonwealth of Massachusetts on June 8, 2012.

MEETINGHOUSE BANCORP, INC.

By: 
Anthony A. Paciulli
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT

MEETINGHOUSE BANCORP, INC.
Dorchester, Massachusetts

PROPOSED HOLDING COMPANY FOR:
MEETINGHOUSE BANK
Dorchester, Massachusetts

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

May 25, 2012

Board of Directors
Meetinghouse Bank
2250 Dorchester Avenue
Dorchester, Massachusetts 02124

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of the Banks (the "Commissioner") in the absence of separate written valuation guidelines. Our original appraisal report, dated March 23, 2012 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Meetinghouse Bank, Dorchester, Massachusetts (""Meetinghouse Bank" or the "Bank") adopted the plan of conversion on January 17, 2012, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of Meetinghouse Bancorp, Inc. ("Meetinghouse Bancorp" or the "Company"), a newly formed Maryland corporation.

Meetinghouse Bancorp will offer 100% of its common stock to qualifying depositors of the Bank in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Meetinghouse Bank's employee stock ownership plan (the "ESOP") and Employees, Officers and Directors, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an underwritten public offering. Going forward, Meetinghouse Bancorp will own 100% of the Bank's stock, and the Bank will initially be Meetinghouse Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Meetinghouse Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Meetinghouse Bank's financial condition, including financial data through March 31, 2012; (2) an updated comparison of Meetinghouse Bank's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2011 and updated financial information through March 31, 2012. Meetinghouse Bank's assets increased by $3.9 million or 5.7% from December 31, 2011 to March 31, 2012. Most of the increase in assets consisted of cash and cash equivalents, as deposit growth during the quarter was maintained in short-term liquid funds. Overall, cash and investments (inclusive of FHLB stock) increased from $21.2 million or 30.9% of assets at December 31, 2011 to $26.2 million or 36.1% of assets at March 31, 2012. Loans receivable decreased from $41.8 million or 60.9% of assets at December 31, 2011 to $41.4 million or 57.1% of assets at March 31, 2012, while the balance of loans held for sale decreased from $3.4 million or 5.0% of assets at December 31, 2011 to $2.4 million or 3.3% of assets at March 31, 2012.

Table 1
Meetinghouse Bank
Recent Financial Data

	At December 31, 2011		At March 31, 2012	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$68,663	100.00%	$72,588	100.00%
Cash, cash equivalents	12,988	18.92	16,131	22.22
Investment securities/CDs	7,259	10.57	9,224	12.71
Loans held for sale	3,436	5.00	2,412	3.32
Loans receivable, net	41,835	60.93	41,415	57.05
FHLB stock/Co-op Central Bank deposit	954	1.39	828	1.14
Deposits	63,232	92.09	67,048	92.37
Total equity	5,233	7.62	5,270	7.26

	12 Months Ended December 31, 2011		12 Months Ended March 31, 2012	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$2,691	4.15%	$2,663	3.98%
Interest expense	(640)	(0.99)	(630)	(0.94)
Net interest income	2,051	3.15	2,033	3.04
Provisions for loan losses	(16)	(0.02)	(12)	(0.02)
Net interest income after prov.	2,035	3.14	2,021	3.02
Non-interest operating income	341	0.53	335	0.50
Gain on sale of loans	449	0.69	482	0.72
Non-interest operating expense	(2,467)	(3.80)	(2,477)	(3.70)
Income before income tax expense	358	0.55	361	0.54
Income taxes	(144)	(0.22)	(145)	(0.22)
Net income	$214	0.33%	$216	0.32%

Sources: Meetinghouse Bank's prospectus, audited and unaudited financial statements, and RP Financial calculations.

The Bank's updated credit quality measures remained favorably low for non-performing assets. Meetinghouse Bank's non-performing assets decreased from $525,000 or 0.76% of assets at December 31, 2011 to $502,000 or 0.69% of assets at March 31, 2012. Slight decreases in the balances of non-accruing loans and other real estate owned accounted for the decrease in the non-performing assets balance. As of March 31, 2012, non-performing assets consisted of $2,000 of non-accruing loans and $500,000 of other real estate owned.

Asset growth during the quarter was largely funded by deposit growth, with total deposits increasing form $63.2 million or 92.1% of assets at December 31, 2011 to $67.0 million or 92.4% of assets at March 31, 2012. Borrowings remained at a zero balance during the first quarter of 2012. Meetinghouse Bank's equity increased by $37,000 during the first quarter, which was largely attributable to the retention of first quarter earnings. However, as the result comparatively stronger asset growth during the first quarter, Meetinghouse Bank's equity-to-assets ratio decreased from 7.6% at December 31, 2011 to 7.3% at March 31, 2012.

Meetinghouse Bank's operating results for the twelve months ended December 31, 2011 and March 31, 2012 are also set forth in Table 1. The Bank's earnings were essentially flat for the comparative twelve month periods shown in Table 1. Reported earnings increased from $214,000 or 0.33% of average assets for the twelve months ended December 31, 2011 to $216,000 or 0.32% of average assets for the twelve months ended March 31, 2012. The slight increase in net income was due to an increase in gain on the sale of loans and a decrease in loan loss provisions, which were substantially offset by decreases in net interest income and non-interest operating income and an increase in operating expenses.

Meetinghouse Bank's net interest income was down slightly during the most recent twelve month period, decreasing as a percent of average assets from 3.15% for the twelve months ended December 31, 2011 to 3.04% for the twelve months ended March 31, 2012. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trend in the Bank's interest rate spread. The more significant decline in yield earned on interest-earning assets relative to the rate paid on interest-bearing liabilities reflects the shift in the Bank's interest-earning asset composition towards a higher concentration of cash and cash equivalents. Meetinghouse Bank's interest spread declined from 3.42% for the six months ended March 31, 2011 to 3.01% for the six months ended March 31, 2012.

Operating expenses were up slightly during the most recent twelve month period, but declined as a percent of average assets from 3.80% during the twelve months ended December 31, 2011 to 3.70% during the twelve months ended March 31, 2012. Overall, Meetinghouse Bank's updated ratios for net interest income and operating expenses provided for a similar expense coverage ratio (net interest income divided by operating expenses) compared to the prior twelve month period. Meetinghouse Bank's expense coverage ratio equaled 0.83x and 0.82x for the twelve months ended December 31, 2011 and March 31, 2012, respectively.

Non-interest operating income was slightly lower during the most recent twelve month period, decreasing from 0.53% of average assets for the twelve months ended December 31, 2011 to 0.50% of average assets for the twelve months ended March 31, 2012. Comparatively, gains on the sale of loans were higher during the most recent twelve month

period, increasing from 0.69% of average assets during the twelve months ended December 31, 2011 to 0.72% of average assets during the twelve months ended March 31, 2012. Overall, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio of 86.85% (operating expenses, net of goodwill amortization, as a percent of net interest income plus non-interest operating income and recurring loan sale gains) was consistent with the 86.96% efficiency ratio recorded for the twelve months ended December 31, 2011.

Loan loss provisions were down slightly during the most recent twelve month period and as a percent of average assets equaled 0.02% for both twelve month periods. As of March 31, 2012, the Bank maintained valuation allowances of $328,000, equal to 0.78%% of net loans receivable.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Meetinghouse Bank, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through March 31, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's and the Peer Group's updated interest-earning asset compositions reflected fairly similar concentrations of loans and cash and investments, with the Bank's update ratios showing a slightly lower concentration of loans and a slightly higher concentration of cash and investments relative to the comparable Peer Group ratios. Overall, the Bank maintained a slightly higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 96.4% and 94.7% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Meetinghouse Bank and the Peer Group also did not change significantly from the Original Appraisal. Meetinghouse Bank's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 83.7% for the Bank and the Peer Group, respectively. Meetinghouse Bank's updated tangible equity-to-assets ratio equaled 7.3%, which remained below the comparable Peer Group ratio of 14.8%. Overall, Meetinghouse Bank's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.3%, which remained below the comparable Peer Group ratio of 113.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Meetinghouse Bank's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Meetinghouse Bank are based on annualized growth rates for the six months ended March 31, 2012 and the Peer Group's growth rates are based on annual growth rates for the twelve months ended March 31, 2012 or the most recent twelve month period available. Meetinghouse Bank's assets increased by 19.3%, versus asset growth

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Meetinghouse Bank																				
March 31, 2012	22.2%	13.8%	0.0%	60.4%	92.4%	0.0%	0.0%	7.3%	0.0%	7.3%	19.29%	104.03%	-12.71%	20.72%	0.00%	4.07%	4.07%	7.38%	7.38%	14.93%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of MA																				
Averages	6.7%	15.6%	1.6%	72.3%	74.9%	10.7%	0.3%	13.1%	0.9%	12.2%	17.57%	14.96%	18.53%	17.11%	7.48%	6.89%	0.39%	14.87%	11.17%	17.07%
Medians	7.2%	12.4%	1.6%	74.6%	74.0%	10.1%	0.0%	13.7%	0.0%	11.8%	6.64%	13.42%	8.02%	9.62%	-1.14%	2.16%	-2.45%	14.87%	11.17%	16.05%
Comparable Group																				
Averages	8.5%	23.6%	2.0%	62.6%	70.2%	13.5%	0.0%	15.0%	0.2%	14.8%	6.25%	17.58%	0.35%	4.44%	-10.81%	-0.47%	-0.37%	15.85%	15.85%	23.38%
Medians	7.0%	14.2%	2.3%	68.9%	72.5%	12.1%	0.0%	15.9%	0.0%	15.2%	4.01%	11.80%	1.19%	5.10%	-15.93%	-2.03%	-1.96%	14.87%	14.87%	22.93%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
CBNK Chicopee Bancorp, Inc. of MA	9.2%	11.1%	2.2%	74.6%	74.1%	11.0%	0.0%	14.8%	0.0%	14.8%	4.01%	14.82%	1.90%	11.02%	-22.40%	-2.45%	-2.45%	NA	NA	19.50%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HBNK Hampden Bancorp, Inc. of MA	6.3%	22.3%	2.6%	66.1%	71.3%	13.2%	0.0%	14.3%	0.0%	14.3%	6.28%	12.03%	2.69%	3.40%	46.77%	-5.85%	-5.85%	NA	NA	21.40%
MFLR Mayflower Bancorp, Inc. of MA	4.9%	35.8%	0.0%	53.4%	90.1%	0.4%	0.0%	8.7%	0.0%	8.7%	1.89%	-3.09%	7.90%	2.51%	-71.43%	3.34%	3.34%	NA	NA	NA
NFSB Newport Bancorp, Inc. of RI	8.5%	9.1%	2.4%	75.6%	58.4%	29.7%	0.0%	11.2%	0.0%	11.2%	4.01%	33.13%	-0.60%	4.64%	2.78%	3.96%	3.96%	NA	NA	NA
OBAF OBA Financial Serv. Inc. of MD	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
PEOP Peoples Fed. Bancshares Inc. of MA	7.2%	11.5%	3.4%	75.5%	73.9%	4.3%	0.0%	20.3%	0.0%	20.3%	5.55%	1.39%	7.04%	7.93%	4.35%	-2.64%	-2.64%	14.87%	14.87%	24.45%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Meetinghouse Bank																			
March 31, 2012	0.32%	3.98%	0.94%	3.04%	0.02%	3.02%	0.00%	0.00%	0.50%	0.50%	3.70%	0.00%	0.72%	0.00%	4.34%	1.22%	3.12%	$3,457	40.17%
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%
State of MA																			
Averages	0.39%	4.15%	0.94%	3.21%	0.18%	3.03%	0.02%	-0.03%	0.51%	0.50%	2.85%	0.02%	0.00%	0.00%	4.39%	1.10%	3.29%	$7,528	32.27%
Medians	0.49%	4.17%	0.92%	3.20%	0.19%	3.00%	0.00%	-0.01%	0.43%	0.44%	2.73%	0.00%	0.01%	0.00%	4.51%	1.09%	3.25%	$5,805	34.58%
Comparable Group																			
Averages	0.39%	3.99%	0.97%	3.03%	0.21%	2.82%	0.01%	-0.02%	0.44%	0.43%	2.72%	0.01%	0.05%	0.00%	4.23%	1.16%	3.07%	$5,629	34.44%
Medians	0.35%	4.13%	1.04%	3.09%	0.20%	2.95%	0.00%	-0.02%	0.47%	0.46%	3.00%	0.00%	0.02%	0.00%	4.38%	1.27%	3.09%	$5,314	34.24%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	$5,260	NM
CBNK Chicopee Bancorp, Inc. of MA	0.24%	4.17%	1.11%	3.06%	0.10%	2.95%	0.00%	-0.03%	0.50%	0.48%	3.22%	0.00%	0.03%	0.00%	4.40%	1.31%	3.09%	$4,880	NM
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	$3,990	33.63%
HBNK Hampden Bancorp, Inc. of MA	0.37%	4.28%	1.05%	3.23%	0.19%	3.04%	0.00%	0.00%	0.45%	0.44%	2.99%	0.00%	0.08%	0.00%	4.51%	1.26%	3.24%	$5,314	35.39%
MFLR Mayflower Bancorp, Inc. of MA	0.49%	3.61%	0.52%	3.09%	0.09%	3.00%	0.03%	-0.07%	0.51%	0.48%	3.01%	0.00%	0.27%	0.00%	3.85%	0.58%	3.27%	NM	33.68%
NFSB Newport Bancorp, Inc. of RI	0.34%	4.56%	1.35%	3.22%	0.24%	2.98%	0.00%	-0.03%	0.58%	0.55%	3.01%	0.00%	0.00%	0.00%	4.91%	1.53%	3.38%	$5,918	34.80%
OBAF OBA Financial Serv. Inc. of MD	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	$5,848	35.60%
PEOP Peoples Fed. Bancshares Inc. of MA	0.49%	3.75%	0.69%	3.06%	0.08%	2.98%	0.00%	-0.01%	0.31%	0.29%	2.46%	0.00%	0.01%	0.00%	3.98%	0.89%	3.09%	$7,643	39.98%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	$4,680	29.98%
WVFC WVS Financial Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	$7,133	32.50%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of 6.3% for the Peer Group. Asset growth by the Bank consisted of cash and investments, which was partially offset by a decrease in loans. Comparatively, asset growth for the Peer Group was also largely due to an increase in cash and investments, while loans increased slightly for the Peer Group.

Deposit growth funded the Bank's asset growth, while deposit growth funded the Peer Group's asset growth as well as a reduction in borrowings. The Bank's deposit growth rate of 20.7% exceeded the Peer Group's deposit growth rate of 4.4%. Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Bank (4.1% increase versus a 0.4% decrease for the Peer Group), with capital management strategies such as dividend payments and stock repurchases continuing to factor into the Peer Group's lower growth rate.

Table 3 displays comparative operating results for Meetinghouse Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2012, unless otherwise indicated for the Peer Group companies. Meetinghouse Bank and the Peer Group reported updated net income to average assets ratios of 0.32% and 0.39%, respectively. The Peer Group's slightly higher return continued to be realized through a lower operating expense ratio, which was partially offset by the Bank's higher ratios for non-interest operating income and net gains and lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Meetinghouse Bank and the Peer Group equaled 0.82x and 1.11x, respectively. The Peer Group's higher expense coverage continued to be supported by a lower operating expense ratio (2.73% of average assets versus 3.70% of average assets for the Bank), as updated net interest income ratios for the Bank and the Peer Group were approximately the same (3.04% of average assets versus 3.03% of average assets for the Peer Group).

Non-interest operating income remained a slightly larger contributor to the Bank's earnings, as such income amounted to 0.50% and 0.43% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Meetinghouse Bank's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 104.5% remained higher or less favorable than the Peer Group's efficiency ratio of 78.6%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Bank's earnings, as the Bank and the Peer Group reported net gains equal to 0.72% and 0.05% of average assets, respectively. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. Gains reported by Meetinghouse Bank continued to consist entirely of gains on the sale of loans. Accordingly, with the inclusion of loan sale gains as part of the Bank's non-interest operating income, the Bank's efficiency ratio improved to 86.9%. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.02% and 0.21% of average assets, respectively.

The Bank's effective tax rate of 40.17% remained above the Peer Group's effective tax rate of 34.44%. As set forth in the prospectus, the Bank's effective marginal tax rate is equal to 40.0%.

The Bank's updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures. As shown in Table 4, the Bank's non-performing assets/assets and non-performing loans/loans ratios of 0.69% and 0.01%, respectively, were lower than the comparable Peer Group ratios of 1.87% and 2.52%. The Bank's updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (16,400.00% versus 59.81% for the Peer Group) and a lower level of reserves as a percent of loans (0.79% versus 1.10% for the Peer Group). Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 0.27% for the Peer Group compared to zero net charge-offs recorded by the Bank.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has generally trended lower. In late-February 2012, the Dow Jones Industrial Average ("DJIA") closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowing costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued into late-May, as concerns about Greece's political future and weak economic data for the U.S. economy weighed on investor sentiment. A large trading loss disclosed by J.P. Morgan in mid-May further contributed to the decline in financial stocks.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Meetinghouse Bank		0.69%	0.69%	0.01%	0.79%	16400.00%	65.34%	$0	0.00%
All Public Companies									
Averages		0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians		0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of MA									
Averages		0.09%	1.50%	1.69%	1.04%	102.31%	73.73%	$321	0.13%
Medians		0.04%	1.36%	1.45%	0.97%	70.73%	54.44%	$123	0.11%
Comparable Group									
Averages		0.24%	1.87%	2.52%	1.10%	59.81%	50.20%	$210	0.27%
Medians		0.12%	1.36%	1.69%	1.01%	57.91%	39.35%	$190	0.29%
Comparable Group									
ALLB	Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	$432	0.61%
CBNK	Chicopee Bancorp, Inc. of MA	0.15%	1.36%	1.67%	0.98%	61.08%	54.44%	$135	0.12%
FFCO	FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	$155	0.25%
HBNK	Hampden Bancorp, Inc. of MA	0.22%	2.61%	3.57%	1.27%	35.54%	32.51%	$400	0.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.08%	NA	NA	0.90%	NA	NA	$29	0.13%
NFSB	Newport Bancorp, Inc. of RI	0.13%	0.76%	0.83%	1.03%	123.83%	103.40%	$311	0.36%
OBAF	OBA Financial Serv. Inc. of MD	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	$225	0.32%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.00%	1.61%	1.45%	0.84%	57.91%	39.35%	$57	0.06%
STND	Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	$357	0.48%
WVFC	WVS Financial Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	$0	0.00%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On May 25, 2012, the DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

Average Pricing Characteristics (continued)

All Publicly-Traded Thrifts			
Price/Earnings (x)	19.16x	18.84x	(1.7)%
Price/Core Earnings (x)	19.54	19.53	(0.1)
Price/Book (%)	80.31%	79.31%	(1.2)
Price/Tangible Book(%)	86.89	85.86	(1.2)
Price/Assets (%)	9.89	9.78	(1.1)
Avg. Mkt. Capitalization ($Mil)	$307.80	$292.93	(4.8)

(1) February 17, 2012 P/E multiples for the Peer Group have been revised to include P/E multiples above 40 times earnings and less than 100 times earnings, which were reflected as not meaningful ("NM") in the Original Appraisal.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 5, two standard conversions and one second-step conversion have been completed during 2012. The standard conversion offerings are considered to be more relevant for Meetinghouse Bank's' pro forma pricing. The average closing pro forma price/tangible book ratio of the two standard conversion offerings equaled 53.8%. On average, the two standard conversion offerings reflected price appreciation of 16.3% after the first week of trading. As of May 25, 2012, the two standard conversion offerings reflected a 31.5% increase in price on average. Of the two standard conversions completed in 2012, West Indiana Bancshares' offering is viewed to be more comparable to the Bank's offering based on the comparatively smaller size of its offering and its stock is quoted on the OTC Bulletin Board rather than on NASDAQ. West Indiana Bancshares' offering closed at the minimum of the offering range at a pro forma price/tangible book ratio of 48.9%

Table 5
Pricing Characteristics and After-Market Trends
Conversions Completed in 2012

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)(6)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp / Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Div. Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions																																
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West Indiana Bancshares, Inc. - IN*(1	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.5%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Medians - Standard Conversions:			**$ 250**	**8.01%**	**1.23%**	**97%**	**$ 18.1**	**100%**	**89%**	**7.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**8.2%**	**0.00%**	**53.8%**	**59.0x**	**7.1%**	**0.4%**	**13.1%**	**2.5%**	**$10.00**	**$11.63**	**16.3%**	**$11.63**	**16.3%**	**$12.15**	**21.5%**	**$13.15**	**31.5%**
Second Step Conversions																																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Medians - Second Step Conversions:			**$ 601**	**12.02%**	**2.74%**	**0%**	**$ 37.4**	**62%**	**85%**	**6.7%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**1.9%**	**0.00%**	**65.6%**	**23.7x**	**9.6%**	**0.4%**	**14.9%**	**2.5%**	**$8.00**	**$8.25**	**3.1%**	**$8.21**	**2.6%**	**$8.28**	**3.5%**	**$8.51**	**6.4%**
Mutual Holding Companies(6)																																
Averages - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.5%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.5%**	**$10.83**	**18.9%**
Medians - All Conversions:			**$ 425**	**10.01%**	**1.99%**	**49%**	**$ 27.7**	**81%**	**87%**	**7.0%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**	**59.7%**	**41.4x**	**8.3%**	**0.4%**	**14.0%**	**2.5%**	**$9.00**	**$9.94**	**9.7%**	**$9.92**	**9.4%**	**$10.21**	**12.5%**	**$10.83**	**18.9%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

<u>Summary of Adjustments</u>

In the Original Appraisal, we made the following adjustments to Meetinghouse Bank's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Bank's updated financial condition remained slightly more favorable than the Peer Group's updated financial condition, based on upward adjustments for the Bank's credit quality, balance sheet liquidity and funding liabilities. Likewise, no adjustment remained appropriate for earnings, as the Bank's pro forma earnings strength and ability to grow earnings on a pro forma basis were viewed to be comparable to the comparable Peer Group measures. No adjustment remained appropriate for the Bank's asset growth, as the Bank's pro forma leverage capacity will be similar to the Peer Group's leverage capacity and the Bank's stronger historical asset growth did not warrant an upward adjustment since it was realized through growth of lower yielding cash and investments rather than higher yielding loans.

While the general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts, more recent trends show a more significant decline in thrift stocks since the end of the first quarter. Comparatively, the updated pricing measures for the Peer Group were, on average, slightly higher since the date of the Original Appraisal. There were no conversion offerings completed since the date of the Original Appraisal.

Overall, taking into account the foregoing factors, we believe that the Bank's estimated pro market value as set forth in the Original Appraisal remains appropriate.

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858

direct dial 202 508 5854
direct fax 202 585 0904
vcangelosi@kilpatricktownsend.com

June 8, 2012

VIA FEDERAL EXPRESS

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


JUN 0 8 2012
189
4:31

Re: Meetinghouse Bancorp, Inc.
Dorchester, Massachusetts
Pre-Effective Amendment #1 to Form SE
SEC File No. 333-180026

Dear Sir or Madam:

On behalf of Meetinghouse Bancorp, Inc. (the "Company") and pursuant to Rule 202 of Regulation S-T and Form SE, enclosed are four (4) complete copies of Pre-Effective Amendment #1 to Form SE, one (1) of which is manually signed. This Form SE contains Exhibit 99.4 (Pro Forma Valuation Report Update, prepared by RP Financial, LC.) to the Company's Pre-Amendment #1 to Registration Statement on Form S-1, filed via EDGAR on this date. By letter dated March 7, 2012, the SEC granted, in part, the Company's request for a continuing hardship exemption to permit the filing of this exhibit in paper format.

Please acknowledge receipt of this filing by stamping a copy of this letter and returning it to us via our courier. If you have any questions regarding the enclosed materials, please telephone the undersigned at 202.508.5854.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP



Victor L. Cangelosi

Enclosure
cc: Anthony A. Paciulli, Meetinghouse Bancorp, Inc.
Ravi R. Desai, Esq.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Meetinghouse Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of March 31, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $216,000 for the twelve months ended March 31, 2012. In deriving Meetinghouse Bank's core earnings, the Bank's reported earnings were viewed to be representative of its core earnings and, thus, no adjustments were made to reported earnings in deriving core earnings. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Meetinghouse Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples at the $5.0 million midpoint value both equaled 33.41 times. The Bank's updated reported and core P/E multiples provided for discounts of 4.79% and 13.40% relative to the Peer Group's average reported and core P/E multiples of 35.09 times and 38.58 times, respectively (versus discounts of 19.06% and 12.16% relative to the Peer Group's average reported and core P/E multiples as of the Original Appraisal date). The Bank's updated reported and core P/E multiples indicated discounts of 10.04% and 20.90% relative to the Peer Group's median reported and core P/E multiples, which equaled 37.14 times and 42.24 times, respectively (versus discounts of 6.12% and 8.29% relative to the Peer Group's median

reported and core P/E multiples as of the Original Appraisal date). It should be noted that the calculation of the Peer Group's P/E multiples as of the Original Appraisal date were revised to include P/E multiples that were above 40x and less than 100x. The Bank's pro forma P/E ratios at the minimum and the super maximum equaled 26.76 times and 50.86 times, respectively. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $5.0 million midpoint value, the Bank's P/B and P/TB ratios both equaled 56.85%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 82.63% and 83.75%, respectively, Meetinghouse Bank's updated ratios reflected a discount of 31.20% on a P/B basis and a discount of 32.12% on a P/TB basis (versus discounts of 28.37% and 29.36% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group which both equaled 86.33%, Meetinghouse Bank's updated ratios both reflected discounts of 34.15% at the $5.0 million midpoint value (versus discounts of 26.65% and 28.76% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Bank's P/B and P/TB ratios both equaled 64.72%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 21.67% and 22.72%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range both reflected discounts of 25.03%. RP Financial considered the discounts under the P/B approach to be reasonable, given that the Bank's pro forma P/E multiples were at significant premiums to the Peer Group's P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings have been completed during 2012. In comparison to the 53.80% average closing forma P/TB ratio of the two standard conversions, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 5.67%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 20.30% relative to the two standard conversions average P/TB ratio at closing. In comparison to West Indiana Bancshares closing pro forma P/TB ratio of 48.90%, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 16.26%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 32.35% relative to West Indiana Bancshares' P/TB ratio at closing.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have

Table 6
Public Market Pricing
Meetinghouse Bank and the Comparables
As of May 25, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Meetinghouse Bank																				
Superrange	$10.00	$6.61	$0.20	$15.45	50.86x	64.72%	8.53%	64.72%	50.86x	$0.00	0.00%	0.00%	$78	13.18%	13.18%	0.65%	0.17%	1.27%	0.17%	1.27%
Maximum	$10.00	$5.75	$0.24	$16.45	40.92x	60.79%	7.49%	60.79%	40.92x	$0.00	0.00%	0.00%	$77	12.32%	12.32%	0.65%	0.18%	1.49%	0.18%	1.49%
Midpoint	$10.00	$5.00	$0.30	$17.59	33.41x	56.85%	6.57%	56.85%	33.41x	$0.00	0.00%	0.00%	$76	11.56%	11.56%	0.66%	0.20%	1.70%	0.20%	1.70%
Minimum	$10.00	$4.25	$0.37	$19.15	26.76x	52.22%	5.63%	52.22%	26.76x	$0.00	0.00%	0.00%	$75	10.78%	10.78%	0.67%	0.21%	1.95%	0.21%	1.95%
All Non-MHC Public Companies (7)																				
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MA(7)																				
Averages	$18.61	$178.75	$0.85	$17.36	23.57x	101.29%	13.03%	110.51%	20.90x	$0.27	1.54%	28.28%	$1,380	13.69%	12.94%	1.37%	0.46%	3.98%	0.47%	3.88%
Medians	$14.50	$112.49	$0.34	$15.37	22.38x	94.71%	12.90%	98.78%	20.38x	$0.22	1.47%	0.09%	$665	13.78%	13.48%	0.94%	0.47%	2.41%	0.38%	2.38%
Comparable Group Averages																				
Averages	$13.32	$58.29	$0.40	$16.33	35.09x	82.63%	12.45%	83.75%	38.58x	$0.11	0.95%	18.94%	$447	15.02%	14.81%	1.87%	0.39%	2.79%	0.36%	2.52%
Medians	$13.88	$60.02	$0.34	$15.65	37.14x	86.33%	12.84%	86.33%	42.24x	$0.16	1.10%	19.15%	$458	15.92%	15.32%	1.36%	0.35%	2.35%	0.32%	2.15%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	66.00x	78.47%	13.44%	78.47%	66.00x	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
CBNK Chicopee Bancorp, Inc. of MA	$14.50	$80.52	$0.24	$16.16	55.77x	89.73%	13.31%	89.73%	60.42x	$0.00	0.00%	0.00%	$605	14.83%	14.83%	1.36%	0.24%	1.59%	0.22%	1.47%
FFCO FedFirst Financial Corp. of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	49.14x	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HBNK Hampden Bancorp, Inc. of MA	$13.00	$79.12	$0.30	$14.37	37.14x	90.47%	12.95%	90.47%	43.33x	$0.16	1.23%	45.71%	$611	14.31%	14.31%	2.61%	0.37%	2.35%	0.32%	2.02%
MFLR Mayflower Bancorp, Inc. of MA	$10.50	$21.66	$0.38	$10.61	17.80x	98.96%	8.61%	98.96%	27.63x	$0.24	2.29%	40.68%	$252	8.70%	8.70%	NA	0.49%	5.62%	0.31%	3.62%
NFSB Newport Bancorp, Inc. of RI	$13.50	$47.33	$0.44	$14.89	30.68x	90.66%	10.12%	90.66%	30.68x	$0.00	0.00%	0.00%	$468	11.17%	11.17%	0.76%	0.34%	3.01%	0.34%	3.01%
OBAF OBA Financial Serv. Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
PEOP Peoples Fed. Bancshares Inc. of MA	$16.05	$111.79	$0.38	$16.28	41.15x	98.59%	20.04%	98.59%	42.24x	$0.00	0.00%	0.00%	$558	20.32%	20.32%	1.61%	0.50%	2.35%	0.48%	2.29%
STND Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) P/E multiples greater than 100x and negative P/E multiples are shown as not meaningful ("NM").

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

received greater weight in our valuation analysis. At the $5.0 million midpoint value, Meetinghouse Bank's pro forma P/A ratio equaled 6.57%. In comparison to the Peer Group's average P/A ratio of 12.45%, Meetinghouse Bank's P/A ratio indicated a discount of 47.23% (versus a discount of 43.97% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 12.84%, Meetinghouse Bank's P/A ratio at the $5.0 million midpoint value indicated a discount of 48.83% (versus a discount of 46.40% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $5.0 million at the midpoint, equal to 500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $4,250,000 and a maximum value of $5,750,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 425,000 at the minimum and 575,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $6,612,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 661,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of May 25, 2012
2	Peer Group Core Earnings Analysis
3	Pro Forma Analysis Sheet
4	Pro Forma Effect of Conversion Proceeds
5	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montanta of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.99	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.99	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montana of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0.82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	52.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$979	$1	$0	$0	$980	5,474	$0.18
CBNK	Chicopee Bancorp, Inc. of MA	$1,454	($186)	$63	$0	$1,331	5,553	$0.24
FFCO	FedFirst Financial Corp. of PA	$1,058	($305)	$104	$0	$857	2,912	$0.29
HBNK	Hampden Bancorp, Inc. of MA	$2,134	($484)	$165	$0	$1,815	6,086	$0.30
MFLR	Mayflower Bancorp, Inc. of MA	$1,217	($670)	$228	$0	$775	2,063	$0.38
NFSB	Newport Bancorp, Inc. of RI	$1,551	$0	$0	$0	$1,551	3,506	$0.44
OBAF	OBA Financial Serv. Inc. of MD	$313	($6)	$2	$0	$309	4,177	$0.07
PEOP	Peoples Fed. Bancshares Inc. of MA	$2,683	($62)	$21	$0	$2,642	6,965	$0.38
STND	Standard Financial Corp. of PA	$3,192	($133)	$45	$0	$3,104	3,413	$0.91
WVFC	WVS Financial Corp. of PA	$1,595	$130	($44)	$0	$1,681	2,058	$0.82

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

Exhibit 3
PRO FORMA ANALYSIS SHEET
Meetinghouse Bank
Prices as of May 25, 2012

Price Multiple		Symbol	Subject (1)		Peer Group Average	Peer Group Median	Massachusetts Companies Average	Massachusetts Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	33.41	x	35.09x	37.14x	23.57x	22.38x	18.84x	17.75x
Price-core earnings ratio (x)		P/Core	33.41	x	38.58x	42.24x	20.90x	20.38x	19.53x	18.35x
Price-book ratio (%)	=	P/B	56.85%		82.63%	86.33%	101.29%	94.71%	79.31%	80.44%
Price-tangible book ratio (%)	=	P/TB	56.85%		83.75%	86.33%	110.51%	98.78%	85.86%	82.89%
Price-assets ratio (%)	=	P/A	6.57%		12.45%	12.84%	13.03%	12.90%	9.78%	9.79%

Valuation Parameters

Pre-Conversion Earnings (Y)	$216,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$216,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,270,000	ESOP Amortization (T)	7.00 years
Pre-Conv. Tang. Book Val. (TB)	$5,270,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$72,588,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.04%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	17.46%	Tax Benefit (Z)	0
Tax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	33.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V= \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

2. $V= \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

3. $V= \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $5,000,000

4. $V= \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $5,000,000

5. $V= \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $5,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	661,250	10.00	$ 6,612,500	0	661,250	$ 6,612,500
Maximum	575,000	10.00	5,750,000	0	575,000	5,750,000
Midpoint	500,000	10.00	5,000,000	0	500,000	5,000,000
Minimum	425,000	10.00	4,250,000	0	425,000	4,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.04 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 7 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 33.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Minimum

1. Pro Forma Market Capitalization	$4,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$4,250,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$3,377,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,377,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	510,000
Net Proceeds Reinvested	$2,867,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$17,890
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	29,143
Less: Amortization of Options (4)	25,551
Less: Recognition Plan Vesting (5)	20,400
Net Earnings Impact	($57,204)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($57,204)	$158,796
12 Months ended March 31, 2012 (core)	$216,000	($57,204)	$158,796

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$2,867,000	$0	$8,137,000
March 31, 2012 (Tangible)	$5,270,000	$2,867,000	$0	$8,137,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$2,867,000	$0	$75,455,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Midpoint

1. Pro Forma Market Capitalization	$5,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,000,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,127,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,127,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	600,000
Net Proceeds Reinvested	$3,527,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$22,008
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	34,286
Less: Amortization of Options (4)	30,060
Less: Recognition Plan Vesting (5)	24,000
Net Earnings Impact	($66,337)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($66,337)	$149,663
12 Months ended March 31, 2012 (core)	$216,000	($66,337)	$149,663

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$3,527,000	$0	$8,797,000
March 31, 2012 (Tangible)	$5,270,000	$3,527,000	$0	$8,797,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$3,527,000	$0	$76,115,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$5,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,750,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,877,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,877,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	690,000
Net Proceeds Reinvested	$4,187,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$26,127
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	39,429
Less: Amortization of Options (4)	34,569
Less: Recognition Plan Vesting (5)	27,600
Net Earnings Impact	($75,471)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($75,471)	$140,529
12 Months ended March 31, 2012 (core)	$216,000	($75,471)	$140,529

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,187,000	$0	$9,457,000
March 31, 2012 (Tangible)	$5,270,000	$4,187,000	$0	$9,457,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,187,000	$0	$76,775,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$6,612,500
Less: Foundation Shares	-
2. Offering Proceeds	$6,612,500
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$5,739,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$5,739,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	793,500
Net Proceeds Reinvested	$4,946,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$30,863
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	45,343
Less: Amortization of Options (4)	39,754
Less: Recognition Plan Vesting (5)	31,740
Net Earnings Impact	($85,974)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($85,974)	$130,026
12 Months ended March 31, 2012 (core)	$216,000	($85,974)	$130,026

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,946,000	$0	$10,216,000
March 31, 2012 (Tangible)	$5,270,000	$4,946,000	$0	$10,216,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,946,000	$0	$77,534,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PRE-EFFECTIVE AMENDMENT #1
TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Meetinghouse Bancorp, Inc.
Exact name of registrant as specified in charter

0001543367
Registrant CIK Number

Exhibit 99.4 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-180026
SEC file number, if available

S-__________________ ____________________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed)

C-__________________ ____________________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

N/A
Name of person filing this exhibit
(if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION



Grant of Continuing Hardship Exemption

March 7, 2012

Applicant: Victor L. Cangelosi

Company Name: Meetinghouse Bancorp, Inc.

Form Type: S-1

Period:

Subject document[s]: Exhibits 99.1 to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on February 28, 2012 (Accession no. 0000909654-12-000125) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request to file Exhibits 99.1, Valuation Appraisal Report, to Form S-1, expected to be filed on March 9, 2012. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.



Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Dorchester, Commonwealth of Massachusetts on June 8, 2012.

MEETINGHOUSE BANCORP, INC.

By: 

Anthony A. Paciulli
President and Chief Executive Officer

PRO FORMA VALUATION UPDATE REPORT

MEETINGHOUSE BANCORP, INC.
Dorchester, Massachusetts

PROPOSED HOLDING COMPANY FOR:
MEETINGHOUSE BANK
Dorchester, Massachusetts

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

May 25, 2012

Board of Directors
Meetinghouse Bank
2250 Dorchester Avenue
Dorchester, Massachusetts 02124

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of the Banks (the "Commissioner") in the absence of separate written valuation guidelines. Our original appraisal report, dated March 23, 2012 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Meetinghouse Bank, Dorchester, Massachusetts (""Meetinghouse Bank" or the "Bank") adopted the plan of conversion on January 17, 2012, incorporated herein by reference. Pursuant to the plan of conversion, the Bank will convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of Meetinghouse Bancorp, Inc. ("Meetinghouse Bancorp" or the "Company"), a newly formed Maryland corporation.

Meetinghouse Bancorp will offer 100% of its common stock to qualifying depositors of the Bank in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Meetinghouse Bank's employee stock ownership plan (the "ESOP") and Employees, Officers and Directors, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an underwritten public offering. Going forward, Meetinghouse Bancorp will own 100% of the Bank's stock, and the Bank will initially be Meetinghouse Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, Meetinghouse Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Meetinghouse Bank's financial condition, including financial data through March 31, 2012; (2) an updated comparison of Meetinghouse Bank's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

<u>*Discussion of Relevant Considerations*</u>

1. <u>Financial Results</u>

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2011 and updated financial information through March 31, 2012. Meetinghouse Bank's assets increased by $3.9 million or 5.7% from December 31, 2011 to March 31, 2012. Most of the increase in assets consisted of cash and cash equivalents, as deposit growth during the quarter was maintained in short-term liquid funds. Overall, cash and investments (inclusive of FHLB stock) increased from $21.2 million or 30.9% of assets at December 31, 2011 to $26.2 million or 36.1% of assets at March 31, 2012. Loans receivable decreased from $41.8 million or 60.9% of assets at December 31, 2011 to $41.4 million or 57.1% of assets at March 31, 2012, while the balance of loans held for sale decreased from $3.4 million or 5.0% of assets at December 31, 2011 to $2.4 million or 3.3% of assets at March 31, 2012.

Table 1
Meetinghouse Bank
Recent Financial Data

	At December 31, 2011		At March 31, 2012	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$68,663	100.00%	$72,588	100.00%
Cash, cash equivalents	12,988	18.92	16,131	22.22
Investment securities/CDs	7,259	10.57	9,224	12.71
Loans held for sale	3,436	5.00	2,412	3.32
Loans receivable, net	41,835	60.93	41,415	57.05
FHLB stock/Co-op Central Bank deposit	954	1.39	828	1.14
Deposits	63,232	92.09	67,048	92.37
Total equity	5,233	7.62	5,270	7.26

	12 Months Ended December 31, 2011		12 Months Ended March 31, 2012	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$2,691	4.15%	$2,663	3.98%
Interest expense	(640)	(0.99)	(630)	(0.94)
Net interest income	2,051	3.15	2,033	3.04
Provisions for loan losses	(16)	(0.02)	(12)	(0.02)
Net interest income after prov.	2,035	3.14	2,021	3.02
Non-interest operating income	341	0.53	335	0.50
Gain on sale of loans	449	0.69	482	0.72
Non-interest operating expense	(2,467)	(3.80)	(2,477)	(3.70)
Income before income tax expense	358	0.55	361	0.54
Income taxes	(144)	(0.22)	(145)	(0.22)
Net income	$214	0.33%	$216	0.32%

Sources: Meetinghouse Bank's prospectus, audited and unaudited financial statements, and RP Financial calculations.

The Bank's updated credit quality measures remained favorably low for non-performing assets. Meetinghouse Bank's non-performing assets decreased from $525,000 or 0.76% of assets at December 31, 2011 to $502,000 or 0.69% of assets at March 31, 2012. Slight decreases in the balances of non-accruing loans and other real estate owned accounted for the decrease in the non-performing assets balance. As of March 31, 2012, non-performing assets consisted of $2,000 of non-accruing loans and $500,000 of other real estate owned.

Asset growth during the quarter was largely funded by deposit growth, with total deposits increasing form $63.2 million or 92.1% of assets at December 31, 2011 to $67.0 million or 92.4% of assets at March 31, 2012. Borrowings remained at a zero balance during the first quarter of 2012. Meetinghouse Bank's equity increased by $37,000 during the first quarter, which was largely attributable to the retention of first quarter earnings. However, as the result comparatively stronger asset growth during the first quarter, Meetinghouse Bank's equity-to-assets ratio decreased from 7.6% at December 31, 2011 to 7.3% at March 31, 2012.

Meetinghouse Bank's operating results for the twelve months ended December 31, 2011 and March 31, 2012 are also set forth in Table 1. The Bank's earnings were essentially flat for the comparative twelve month periods shown in Table 1. Reported earnings increased from $214,000 or 0.33% of average assets for the twelve months ended December 31, 2011 to $216,000 or 0.32% of average assets for the twelve months ended March 31, 2012. The slight increase in net income was due to an increase in gain on the sale of loans and a decrease in loan loss provisions, which were substantially offset by decreases in net interest income and non-interest operating income and an increase in operating expenses.

Meetinghouse Bank's net interest income was down slightly during the most recent twelve month period, decreasing as a percent of average assets from 3.15% for the twelve months ended December 31, 2011 to 3.04% for the twelve months ended March 31, 2012. The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trend in the Bank's interest rate spread. The more significant decline in yield earned on interest-earning assets relative to the rate paid on interest-bearing liabilities reflects the shift in the Bank's interest-earning asset composition towards a higher concentration of cash and cash equivalents. Meetinghouse Bank's interest spread declined from 3.42% for the six months ended March 31, 2011 to 3.01% for the six months ended March 31, 2012.

Operating expenses were up slightly during the most recent twelve month period, but declined as a percent of average assets from 3.80% during the twelve months ended December 31, 2011 to 3.70% during the twelve months ended March 31, 2012. Overall, Meetinghouse Bank's updated ratios for net interest income and operating expenses provided for a similar expense coverage ratio (net interest income divided by operating expenses) compared to the prior twelve month period. Meetinghouse Bank's expense coverage ratio equaled 0.83x and 0.82x for the twelve months ended December 31, 2011 and March 31, 2012, respectively.

Non-interest operating income was slightly lower during the most recent twelve month period, decreasing from 0.53% of average assets for the twelve months ended December 31, 2011 to 0.50% of average assets for the twelve months ended March 31, 2012. Comparatively, gains on the sale of loans were higher during the most recent twelve month

period, increasing from 0.69% of average assets during the twelve months ended December 31, 2011 to 0.72% of average assets during the twelve months ended March 31, 2012. Overall, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio of 86.85% (operating expenses, net of goodwill amortization, as a percent of net interest income plus non-interest operating income and recurring loan sale gains) was consistent with the 86.96% efficiency ratio recorded for the twelve months ended December 31, 2011.

Loan loss provisions were down slightly during the most recent twelve month period and as a percent of average assets equaled 0.02% for both twelve month periods. As of March 31, 2012, the Bank maintained valuation allowances of $328,000, equal to 0.78%% of net loans receivable.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present the financial characteristics and operating results for Meetinghouse Bank, the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through March 31, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Bank's and the Peer Group's updated interest-earning asset compositions reflected fairly similar concentrations of loans and cash and investments, with the Bank's update ratios showing a slightly lower concentration of loans and a slightly higher concentration of cash and investments relative to the comparable Peer Group ratios. Overall, the Bank maintained a slightly higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 96.4% and 94.7% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Meetinghouse Bank and the Peer Group also did not change significantly from the Original Appraisal. Meetinghouse Bank's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 83.7% for the Bank and the Peer Group, respectively. Meetinghouse Bank's updated tangible equity-to-assets ratio equaled 7.3%, which remained below the comparable Peer Group ratio of 14.8%. Overall, Meetinghouse Bank's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 104.3%, which remained below the comparable Peer Group ratio of 113.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Meetinghouse Bank's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Meetinghouse Bank are based on annualized growth rates for the six months ended March 31, 2012 and the Peer Group's growth rates are based on annual growth rates for the twelve months ended March 31, 2012 or the most recent twelve month period available. Meetinghouse Bank's assets increased by 19.3%, versus asset growth

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Meetinghouse Bank																				
March 31, 2012	22.2%	13.8%	0.0%	60.4%	92.4%	0.0%	0.0%	7.3%	0.0%	7.3%	19.29%	104.03%	-12.71%	20.72%	0.00%	4.07%	4.07%	7.38%	7.38%	14.93%
All Public Companies																				
Averages	6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians	5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%
State of MA																				
Averages	6.7%	15.6%	1.6%	72.3%	74.9%	10.7%	0.3%	13.1%	0.9%	12.2%	17.57%	14.96%	18.53%	17.11%	7.48%	6.89%	0.39%	14.87%	11.17%	17.07%
Medians	7.2%	12.4%	1.6%	74.6%	74.0%	10.1%	0.0%	13.7%	0.0%	11.8%	6.64%	13.42%	8.02%	9.62%	-1.14%	2.16%	-2.45%	14.87%	11.17%	16.05%
Comparable Group																				
Averages	8.5%	23.6%	2.0%	62.6%	70.2%	13.5%	0.0%	15.0%	0.2%	14.8%	6.25%	17.58%	0.35%	4.44%	-10.81%	-0.47%	-0.37%	15.85%	15.85%	23.38%
Medians	7.0%	14.2%	2.3%	68.9%	72.5%	12.1%	0.0%	15.9%	0.0%	15.2%	4.01%	11.80%	1.19%	5.10%	-15.93%	-2.03%	-1.96%	14.87%	14.87%	22.93%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
CBNK Chicopee Bancorp, Inc. of MA	9.2%	11.1%	2.2%	74.6%	74.1%	11.0%	0.0%	14.8%	0.0%	14.8%	4.01%	14.82%	1.90%	11.02%	-22.40%	-2.45%	-2.45%	NA	NA	19.50%
FFCO FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HBNK Hampden Bancorp, Inc. of MA	6.3%	22.3%	2.6%	66.1%	71.3%	13.2%	0.0%	14.3%	0.0%	14.3%	6.28%	12.03%	2.69%	3.40%	46.77%	-5.85%	-5.85%	NA	NA	21.40%
MFLR Mayflower Bancorp, Inc. of MA	4.9%	35.8%	0.0%	53.4%	90.1%	0.4%	0.0%	8.7%	0.0%	8.7%	1.89%	-3.09%	7.90%	2.51%	-71.43%	3.34%	3.34%	NA	NA	NA
NFSB Newport Bancorp, Inc. of RI	8.5%	9.1%	2.4%	75.6%	58.4%	29.7%	0.0%	11.2%	0.0%	11.2%	4.01%	33.13%	-0.60%	4.64%	2.78%	3.96%	3.96%	NA	NA	NA
OBAF OBA Financial Serv. Inc. of MD	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
PEOP Peoples Fed. Bancshares Inc. of MA	7.2%	11.5%	3.4%	75.5%	73.9%	4.3%	0.0%	20.3%	0.0%	20.3%	5.55%	1.39%	7.04%	7.93%	4.35%	-2.64%	-2.64%	14.87%	14.87%	24.45%
STND Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC WVS Financial Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

	Net Income	Net Interest Income				NII After Provis.	Other Income			Total Other Income	G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread		
Meetinghouse Bank																			
March 31, 2012	0.32%	3.98%	0.94%	3.04%	0.02%	3.02%	0.00%	0.00%	0.50%	0.50%	3.70%	0.00%	0.72%	0.00%	4.34%	1.22%	3.12%	$3,457	40.17%
All Public Companies																			
Averages	0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians	0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%
State of MA																			
Averages	0.39%	4.15%	0.94%	3.21%	0.18%	3.03%	0.02%	-0.03%	0.51%	0.50%	2.85%	0.02%	0.00%	0.00%	4.39%	1.10%	3.29%	$7,528	32.27%
Medians	0.49%	4.17%	0.92%	3.20%	0.19%	3.00%	0.00%	-0.01%	0.43%	0.44%	2.73%	0.00%	0.01%	0.00%	4.51%	1.09%	3.25%	$5,805	34.58%
Comparable Group																			
Averages	0.39%	3.99%	0.97%	3.03%	0.21%	2.82%	0.01%	-0.02%	0.44%	0.43%	2.72%	0.01%	0.05%	0.00%	4.23%	1.16%	3.07%	$5,629	34.44%
Medians	0.35%	4.13%	1.04%	3.09%	0.20%	2.95%	0.00%	-0.02%	0.47%	0.46%	3.00%	0.00%	0.02%	0.00%	4.38%	1.27%	3.09%	$5,314	34.24%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	$5,250	NM
CBNK Chicopee Bancorp, Inc. of MA	0.24%	4.17%	1.11%	3.06%	0.10%	2.95%	0.00%	-0.03%	0.50%	0.48%	3.22%	0.00%	0.03%	0.00%	4.40%	1.31%	3.09%	$4,880	NM
FFCO FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	$3,990	33.63%
HBNK Hampden Bancorp, Inc. of MA	0.37%	4.28%	1.05%	3.23%	0.19%	3.04%	0.00%	0.00%	0.45%	0.44%	2.99%	0.00%	0.08%	0.00%	4.51%	1.26%	3.24%	$5,314	35.39%
MFLR Mayflower Bancorp, Inc. of MA	0.49%	3.61%	0.52%	3.09%	0.09%	3.00%	0.03%	-0.07%	0.51%	0.48%	3.01%	0.00%	0.27%	0.00%	3.85%	0.58%	3.27%	NM	33.68%
NFSB Newport Bancorp, Inc. of RI	0.34%	4.56%	1.35%	3.22%	0.24%	2.98%	0.00%	-0.03%	0.58%	0.55%	3.01%	0.00%	0.00%	0.00%	4.91%	1.53%	3.38%	$5,918	34.80%
OBAF OBA Financial Serv. Inc. of MD	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	$5,848	35.60%
PEOP Peoples Fed. Bancshares Inc. of MA	0.49%	3.75%	0.69%	3.06%	0.08%	2.98%	0.00%	-0.01%	0.31%	0.29%	2.46%	0.00%	0.01%	0.00%	3.98%	0.89%	3.09%	$7,643	39.98%
STND Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	$4,680	29.98%
WVFC WVS Financial Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	$7,133	32.50%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of 6.3% for the Peer Group. Asset growth by the Bank consisted of cash and investments, which was partially offset by a decrease in loans. Comparatively, asset growth for the Peer Group was also largely due to an increase in cash and investments, while loans increased slightly for the Peer Group.

Deposit growth funded the Bank's asset growth, while deposit growth funded the Peer Group's asset growth as well as a reduction in borrowings. The Bank's deposit growth rate of 20.7% exceeded the Peer Group's deposit growth rate of 4.4%. Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Bank (4.1% increase versus a 0.4% decrease for the Peer Group), with capital management strategies such as dividend payments and stock repurchases continuing to factor into the Peer Group's lower growth rate.

Table 3 displays comparative operating results for Meetinghouse Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2012, unless otherwise indicated for the Peer Group companies. Meetinghouse Bank and the Peer Group reported updated net income to average assets ratios of 0.32% and 0.39%, respectively. The Peer Group's slightly higher return continued to be realized through a lower operating expense ratio, which was partially offset by the Bank's higher ratios for non-interest operating income and net gains and lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Meetinghouse Bank and the Peer Group equaled 0.82x and 1.11x, respectively. The Peer Group's higher expense coverage continued to be supported by a lower operating expense ratio (2.73% of average assets versus 3.70% of average assets for the Bank), as updated net interest income ratios for the Bank and the Peer Group were approximately the same (3.04% of average assets versus 3.03% of average assets for the Peer Group).

Non-interest operating income remained a slightly larger contributor to the Bank's earnings, as such income amounted to 0.50% and 0.43% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Meetinghouse Bank's core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 104.5% remained higher or less favorable than the Peer Group's efficiency ratio of 78.6%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Bank's earnings, as the Bank and the Peer Group reported net gains equal to 0.72% and 0.05% of average assets, respectively. As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. Gains reported by Meetinghouse Bank continued to consist entirely of gains on the sale of loans. Accordingly, with the inclusion of loan sale gains as part of the Bank's non-interest operating income, the Bank's efficiency ratio improved to 86.9%. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

Loan loss provisions remained a larger factor in the Peer Group's updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.02% and 0.21% of average assets, respectively.

The Bank's effective tax rate of 40.17% remained above the Peer Group's effective tax rate of 34.44%. As set forth in the prospectus, the Bank's effective marginal tax rate is equal to 40.0%.

The Bank's updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures. As shown in Table 4, the Bank's non-performing assets/assets and non-performing loans/loans ratios of 0.69% and 0.01%, respectively, were lower than the comparable Peer Group ratios of 1.87% and 2.52%. The Bank's updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (16,400.00% versus 59.81% for the Peer Group) and a lower level of reserves as a percent of loans (0.79% versus 1.10% for the Peer Group). Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 0.27% for the Peer Group compared to zero net charge-offs recorded by the Bank.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has generally trended lower. In late-February 2012, the Dow Jones Industrial Average ("DJIA") closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowing costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued into late-May, as concerns about Greece's political future and weak economic data for the U.S. economy weighed on investor sentiment. A large trading loss disclosed by J.P. Morgan in mid-May further contributed to the decline in financial stocks.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2012 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Meetinghouse Bank		0.69%	0.69%	0.01%	0.79%	16400.00%	65.34%	$0	0.00%
All Public Companies									
Averages		0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians		0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%
State of MA									
Averages		0.09%	1.50%	1.69%	1.04%	102.31%	73.73%	$321	0.13%
Medians		0.04%	1.36%	1.45%	0.97%	70.73%	54.44%	$123	0.11%
Comparable Group									
Averages		0.24%	1.87%	2.52%	1.10%	59.81%	50.20%	$210	0.27%
Medians		0.12%	1.36%	1.69%	1.01%	57.91%	39.35%	$190	0.29%
Comparable Group									
ALLB	Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	$432	0.61%
CBNK	Chicopee Bancorp, Inc. of MA	0.15%	1.36%	1.67%	0.98%	61.08%	54.44%	$135	0.12%
FFCO	FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	$155	0.25%
HBNK	Hampden Bancorp, Inc. of MA	0.22%	2.61%	3.57%	1.27%	35.54%	32.51%	$400	0.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.08%	NA	NA	0.90%	NA	NA	$29	0.13%
NFSB	Newport Bancorp, Inc. of RI	0.13%	0.76%	0.83%	1.03%	123.83%	103.40%	$311	0.36%
OBAF	OBA Financial Serv. Inc. of MD	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	$225	0.32%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.00%	1.61%	1.45%	0.84%	57.91%	39.35%	$57	0.06%
STND	Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	$357	0.48%
WVFC	WVS Financial Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	$0	0.00%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

On May 25, 2012, the DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal. After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012. However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal. The declines reflected in the Peer Group's P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17, 2012	At May 25, 2012	% Change
Peer Group			
Price/Earnings (x)(1)	42.49x	35.09x	(17.4)%
Price/Core Earnings (x)(1)	39.15	38.58	(1.5)
Price/Book (%)	78.65%	82.63%	5.1
Price/Tangible Book(%)	79.76	83.75	5.0
Price/Assets (%)	12.35	12.45	0.8
Avg. Mkt. Capitalization ($Mil)	$56.30	$58.29	3.5

Average Pricing Characteristics (continued)

<u>All Publicly-Traded Thrifts</u>			
Price/Earnings (x)	19.16x	18.84x	(1.7)%
Price/Core Earnings (x)	19.54	19.53	(0.1)
Price/Book (%)	80.31%	79.31%	(1.2)
Price/Tangible Book(%)	86.89	85.86	(1.2)
Price/Assets (%)	9.89	9.78	(1.1)
Avg. Mkt. Capitalization ($Mil)	$307.80	$292.93	(4.8)

(1) February 17, 2012 P/E multiples for the Peer Group have been revised to include P/E multiples above 40 times earnings and less than 100 times earnings, which were reflected as not meaningful ("NM") in the Original Appraisal.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 5, two standard conversions and one second-step conversion have been completed during 2012. The standard conversion offerings are considered to be more relevant for Meetinghouse Bank's' pro forma pricing. The average closing pro forma price/tangible book ratio of the two standard conversion offerings equaled 53.8%. On average, the two standard conversion offerings reflected price appreciation of 16.3% after the first week of trading. As of May 25, 2012, the two standard conversion offerings reflected a 31.5% increase in price on average. Of the two standard conversions completed in 2012, West Indiana Bancshares' offering is viewed to be more comparable to the Bank's offering based on the comparatively smaller size of its offering and its stock is quoted on the OTC Bulletin Board rather than on NASDAQ. West Indiana Bancshares' offering closed at the minimum of the offering range at a pro forma price/tangible book ratio of 48.9%

Table 5
Pricing Characteristics and After-Market Trends
Conversions Completed in 2012

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans			
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%
West Indiana Bancshares, Inc. - IN*(1	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%
Averages - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Medians - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Second Step Conversions																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Averages - Second Step Conversions:			$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Medians - Second Step Conversions:			$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Mutual Holding Companies(8)																
Averages - All Conversions:			$ 425	10.01%	1.99%	49%	$ 27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%
Medians - All Conversions:			$ 425	10.01%	1.99%	49%	$ 27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%

Institution	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(3)(6): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/25/12 ($)	% Chge (%)
Standard Conversions																
Wellesley Bancorp, Inc. - MA*(1)	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West Indiana Bancshares, Inc. - IN*(1	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%
Averages - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Medians - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.6%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.16	21.5%	$13.15	31.5%
Second Step Conversions																
Cheviot Financial Corp., - OH*	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Averages - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Medians - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Mutual Holding Companies(8)																
Averages - All Conversions:	0.00%	59.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.6%	$10.83	18.9%
Medians - All Conversions:	0.00%	58.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.5%	$10.83	18.9%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 25, 2012

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Meetinghouse Bank's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Bank's updated financial condition remained slightly more favorable than the Peer Group's updated financial condition, based on upward adjustments for the Bank's credit quality, balance sheet liquidity and funding liabilities. Likewise, no adjustment remained appropriate for earnings, as the Bank's pro forma earnings strength and ability to grow earnings on a pro forma basis were viewed to be comparable to the comparable Peer Group measures. No adjustment remained appropriate for the Bank's asset growth, as the Bank's pro forma leverage capacity will be similar to the Peer Group's leverage capacity and the Bank's stronger historical asset growth did not warrant an upward adjustment since it was realized through growth of lower yielding cash and investments rather than higher yielding loans.

While the general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts, more recent trends show a more significant decline in thrift stocks since the end of the first quarter. Comparatively, the updated pricing measures for the Peer Group were, on average, slightly higher since the date of the Original Appraisal. There were no conversion offerings completed since the date of the Original Appraisal.

Overall, taking into account the foregoing factors, we believe that the Bank's estimated pro market value as set forth in the Original Appraisal remains appropriate.

<u>*Valuation Approaches*</u>

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Meetinghouse Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of March 31, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. <u>P/E Approach</u>. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $216,000 for the twelve months ended March 31, 2012. In deriving Meetinghouse Bank's core earnings, the Bank's reported earnings were viewed to be representative of its core earnings and, thus, no adjustments were made to reported earnings in deriving core earnings. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Meetinghouse Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples at the $5.0 million midpoint value both equaled 33.41 times. The Bank's updated reported and core P/E multiples provided for discounts of 4.79% and 13.40% relative to the Peer Group's average reported and core P/E multiples of 35.09 times and 38.58 times, respectively (versus discounts of 19.06% and 12.16% relative to the Peer Group's average reported and core P/E multiples as of the Original Appraisal date). The Bank's updated reported and core P/E multiples indicated discounts of 10.04% and 20.90% relative to the Peer Group's median reported and core P/E multiples, which equaled 37.14 times and 42.24 times, respectively (versus discounts of 6.12% and 8.29% relative to the Peer Group's median

reported and core P/E multiples as of the Original Appraisal date). It should be noted that the calculation of the Peer Group's P/E multiples as of the Original Appraisal date were revised to include P/E multiples that were above 40x and less than 100x. The Bank's pro forma P/E ratios at the minimum and the super maximum equaled 26.76 times and 50.86 times, respectively. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $5.0 million midpoint value, the Bank's P/B and P/TB ratios both equaled 56.85%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 82.63% and 83.75%, respectively, Meetinghouse Bank's updated ratios reflected a discount of 31.20% on a P/B basis and a discount of 32.12% on a P/TB basis (versus discounts of 28.37% and 29.36% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group which both equaled 86.33%, Meetinghouse Bank's updated ratios both reflected discounts of 34.15% at the $5.0 million midpoint value (versus discounts of 26.65% and 28.76% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Bank's P/B and P/TB ratios both equaled 64.72%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 21.67% and 22.72%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range both reflected discounts of 25.03%. RP Financial considered the discounts under the P/B approach to be reasonable, given that the Bank's pro forma P/E multiples were at significant premiums to the Peer Group's P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings have been completed during 2012. In comparison to the 53.80% average closing forma P/TB ratio of the two standard conversions, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 5.67%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 20.30% relative to the two standard conversions average P/TB ratio at closing. In comparison to West Indiana Bancshares closing pro forma P/TB ratio of 48.90%, the Bank's P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 16.26%. At the top of the super range, the Bank's P/TB ratio of 64.72% reflects an implied premium of 32.35% relative to West Indiana Bancshares' P/TB ratio at closing.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have

Table 6
Public Market Pricing
Meetinghouse Bank and the Comparables
As of May 25, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Meetinghouse Bank																				
Superrange	$10.00	$6.61	$0.20	$15.45	50.86x	64.72%	8.53%	64.72%	50.86x	$0.00	0.00%	0.00%	$78	13.18%	13.18%	0.65%	0.17%	1.27%	0.17%	1.27%
Maximum	$10.00	$5.75	$0.24	$16.45	40.92x	60.79%	7.49%	60.79%	40.92x	$0.00	0.00%	0.00%	$77	12.32%	12.32%	0.65%	0.18%	1.49%	0.18%	1.49%
Midpoint	$10.00	$5.00	$0.30	$17.59	33.41x	56.85%	6.57%	56.85%	33.41x	$0.00	0.00%	0.00%	$76	11.56%	11.56%	0.66%	0.20%	1.70%	0.20%	1.70%
Minimum	$10.00	$4.25	$0.37	$19.15	26.76x	52.22%	5.63%	52.22%	26.76x	$0.00	0.00%	0.00%	$75	10.78%	10.78%	0.67%	0.21%	1.95%	0.21%	1.95%
All Non-MHC Public Companies (7)																				
Averages	$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians	$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%
All Non-MHC State of MA(7)																				
Averages	$18.61	$178.75	$0.85	$17.36	23.57x	101.29%	13.03%	110.51%	20.90x	$0.27	1.54%	28.28%	$1,380	13.69%	12.94%	1.37%	0.46%	3.98%	0.47%	3.88%
Medians	$14.50	$112.49	$0.34	$15.37	22.38x	94.71%	12.90%	98.78%	20.38x	$0.22	1.47%	0.09%	$665	13.78%	13.48%	0.94%	0.47%	2.41%	0.38%	2.38%
Comparable Group Averages																				
Averages	$13.32	$58.29	$0.40	$16.33	35.09x	82.63%	12.45%	83.75%	38.58x	$0.11	0.95%	18.94%	$447	15.02%	14.81%	1.87%	0.39%	2.79%	0.36%	2.52%
Medians	$13.88	$60.02	$0.34	$15.65	37.14x	86.33%	12.84%	86.33%	42.24x	$0.16	1.10%	19.15%	$458	15.92%	15.32%	1.36%	0.35%	2.35%	0.32%	2.15%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	66.00x	78.47%	13.44%	78.47%	66.00x	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
CBNK Chicopee Bancorp, Inc. of MA	$14.50	$80.52	$0.24	$16.16	55.77x	89.73%	13.31%	89.73%	60.42x	$0.00	0.00%	0.00%	$605	14.83%	14.83%	1.36%	0.24%	1.59%	0.22%	1.47%
FFCO FedFirst Financial Corp. of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	49.14x	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HBNK Hampden Bancorp, Inc. of MA	$13.00	$79.12	$0.30	$14.37	37.14x	90.47%	12.95%	90.47%	43.33x	$0.16	1.23%	45.71%	$611	14.31%	14.31%	2.61%	0.37%	2.35%	0.32%	2.02%
MFLR Mayflower Bancorp, Inc. of MA	$10.50	$21.66	$0.38	$10.61	17.80x	98.96%	8.61%	98.96%	27.63x	$0.24	2.29%	40.68%	$252	8.70%	8.70%	NA	0.49%	5.62%	0.31%	3.62%
NFSB Newport Bancorp, Inc. of RI	$13.50	$47.33	$0.44	$14.89	30.68x	90.66%	10.12%	90.66%	30.68x	$0.00	0.00%	0.00%	$468	11.17%	11.17%	0.76%	0.34%	3.01%	0.34%	3.01%
OBAF OBA Financial Serv. Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
PEOP Peoples Fed. Bancshares Inc. of MA	$16.05	$111.79	$0.38	$16.28	41.15x	98.59%	20.04%	98.59%	42.24x	$0.00	0.00%	0.00%	$558	20.32%	20.32%	1.61%	0.50%	2.35%	0.48%	2.29%
STND Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) P/E multiples greater than 100x and negative P/E multiples are shown as not meaningful ("NM").

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

received greater weight in our valuation analysis. At the $5.0 million midpoint value, Meetinghouse Bank's pro forma P/A ratio equaled 6.57%. In comparison to the Peer Group's average P/A ratio of 12.45%, Meetinghouse Bank's P/A ratio indicated a discount of 47.23% (versus a discount of 43.97% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 12.84%, Meetinghouse Bank's P/A ratio at the $5.0 million midpoint value indicated a discount of 48.83% (versus a discount of 46.40% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $5.0 million at the midpoint, equal to 500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $4,250,000 and a maximum value of $5,750,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 425,000 at the minimum and 575,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $6,612,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 661,250. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of May 25, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.20	32,550	292.9	13.77	9.36	12.15	0.01	2.88	11.40	0.28	0.13	14.86	13.99	139.81
NYSE Traded Companies(5)	9.22	287,503	1,923.4	11.89	7.07	9.07	1.47	-24.61	16.38	0.61	0.44	10.80	7.40	103.88
NASDAQ Listed OTC Companies(104)	12.32	22,649	229.6	13.84	9.44	12.27	-0.04	3.95	11.21	0.26	0.11	15.02	14.25	141.21
California Companies(5)	11.15	8,994	118.0	12.88	8.11	11.08	0.47	0.70	6.77	-0.46	-0.92	12.47	12.38	150.47
Mid-Atlantic Companies(32)	12.18	50,531	500.7	14.29	9.67	12.16	-0.93	-4.12	3.54	0.50	0.49	14.38	13.10	134.28
Mid-West Companies(28)	9.76	34,124	138.9	11.25	7.35	9.67	0.39	4.85	17.57	0.11	-0.22	13.76	13.05	144.89
New England Companies(19)	16.02	31,394	379.4	17.05	12.39	16.04	-0.59	11.22	14.08	0.70	0.66	15.92	14.53	137.63
North-West Companies(6)	12.64	27,417	377.8	13.85	7.89	12.54	-0.33	-6.44	13.60	-0.64	-0.70	18.41	17.68	199.67
South-East Companies(14)	10.95	5,893	65.4	12.51	8.57	10.83	2.07	6.41	13.09	0.07	-0.09	15.33	15.22	118.04
South-West Companies(2)	16.26	6,456	121.6	16.73	11.46	16.22	0.77	19.73	24.92	0.48	0.03	18.56	18.56	140.57
Western Companies (Excl CA)(2)	15.82	7,443	137.8	16.50	14.05	15.60	1.32	1.93	6.06	0.85	0.70	16.61	16.60	112.66
Thrift Strategy(103)	11.85	30,168	258.7	13.38	9.12	11.81	0.03	3.09	11.81	0.27	0.13	14.44	13.62	132.86
Mortgage Banker Strategy(2)	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
Diversified Strategy(2)	24.81	181,028	2,271.7	29.24	20.20	24.33	2.12	-8.69	-1.19	1.56	1.34	27.09	22.06	287.90
Companies Issuing Dividends(68)	13.43	39,393	424.0	15.02	10.44	13.34	0.39	4.67	10.55	0.66	0.51	15.19	13.91	141.68
Companies Without Dividends(41)	10.13	21,087	73.5	11.66	7.53	10.14	-0.61	-0.11	12.84	-0.36	-0.51	14.32	14.12	136.69
Equity/Assets <6%(7)	5.52	2,753	17.5	10.61	3.24	5.62	-2.10	-27.18	-7.46	-3.17	-3.75	10.44	10.32	277.75
Equity/Assets 6-12%(50)	12.37	34,802	191.5	13.76	9.07	12.26	0.28	1.94	14.29	0.51	0.36	14.77	13.99	166.62
Equity/Assets >12%(52)	12.81	33,865	420.3	14.13	10.33	12.79	0.00	7.24	10.86	0.46	0.35	15.46	14.41	98.63
Actively Traded Companies(3)	35.15	36,895	655.1	36.27	24.64	34.74	0.44	30.44	40.12	2.50	2.18	26.13	24.89	325.08
Market Value Below $20 Million(11)	3.87	2,970	10.7	7.23	2.81	3.88	0.30	-27.38	-4.90	-2.27	-2.48	8.87	8.82	168.06
Holding Company Structure(100)	11.51	34,916	309.7	13.12	8.84	11.48	0.00	1.80	11.16	0.22	0.07	14.24	13.29	132.15
Assets Over $1 Billion(51)	13.47	63,980	574.9	15.11	10.28	13.40	0.29	3.69	11.89	0.69	0.55	14.96	13.59	144.21
Assets $500 Million-$1 Billion(29)	10.45	7,127	58.1	12.03	7.77	10.47	-0.91	0.42	10.04	-0.08	-0.22	13.64	13.02	134.70
Assets $250-$500 Million(24)	12.87	3,093	37.7	14.11	10.15	12.78	0.30	7.96	14.90	0.21	0.02	17.08	16.78	135.99
Assets less than $250 Million(5)	6.06	2,006	13.9	8.36	5.13	5.95	1.07	-15.71	-2.60	-1.50	-1.63	10.06	10.02	142.83
Goodwill Companies(67)	11.38	48,707	420.4	13.01	8.72	11.29	0.43	0.11	10.40	0.39	0.21	14.06	12.63	136.72
Non-Goodwill Companies(41)	12.96	7,557	92.0	14.44	10.04	12.98	-0.73	7.88	13.80	0.13	0.03	15.32	15.32	131.51
Acquirors of FSLIC Cases(1)	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
NASDAQ Listed OTC Companies(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Mid-Atlantic Companies(14)	9.32	29,138	129.6	10.80	7.89	9.37	-1.20	-5.80	10.31	0.39	0.37	8.63	8.23	80.18
Mid-West Companies(5)	7.45	72,062	175.7	8.20	5.63	7.28	2.26	5.19	26.49	0.25	-0.01	7.67	6.81	57.30
New England Companies(2)	8.79	14,337	68.3	9.77	7.36	8.78	0.04	-10.66	2.18	0.31	0.35	8.73	7.88	80.51
South-East Companies(2)	10.40	12,294	63.7	11.79	9.25	10.38	0.23	-10.02	-2.54	0.39	0.41	10.23	10.07	59.04
Thrift Strategy(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40
Companies Issuing Dividends(16)	9.13	15,707	57.9	10.52	7.85	9.11	0.16	-6.17	4.11	0.40	0.39	9.08	8.50	75.48
Companies Without Dividends(7)	8.56	81,456	290.0	9.57	6.60	8.59	-1.08	0.31	30.05	0.23	0.05	7.39	7.01	68.64
Equity/Assets <6%(1)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
Equity/Assets 6-12%(11)	8.31	21,918	100.2	9.70	6.82	8.35	-1.22	-4.30	22.73	0.33	0.23	8.19	7.95	81.56
Equity/Assets >12%(11)	9.60	52,526	167.9	10.76	8.07	9.55	0.77	-4.00	2.29	0.33	0.33	8.86	8.14	55.65
Holding Company Structure(21)	9.08	37,401	135.4	10.36	7.53	9.06	-0.06	-3.69	12.62	0.36	0.28	8.77	8.20	75.96
Assets Over $1 Billion(10)	10.02	73,618	269.3	11.39	8.30	10.01	0.20	-0.38	11.79	0.26	0.15	7.68	7.17	60.74
Assets $500 Million-$1 Billion(5)	8.36	7,311	23.6	9.99	6.99	8.31	-0.22	-8.36	23.60	0.40	0.34	9.16	9.04	87.92
Assets $250-$500 Million(7)	7.92	5,862	16.9	8.88	6.82	7.97	-1.12	-7.64	6.61	0.46	0.45	9.55	8.90	87.49
Assets less than $250 Million(1)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
Goodwill Companies(15)	8.87	50,132	181.1	10.12	7.35	8.81	0.81	-3.15	8.42	0.31	0.21	8.14	7.34	69.89
Non-Goodwill Companies(8)	9.13	8,691	30.1	10.44	7.69	9.21	-2.14	-6.16	18.73	0.44	0.42	9.38	9.38	79.97
MHC Institutions(23)	8.96	35,718	128.6	10.23	7.47	8.95	-0.22	-4.20	12.01	0.35	0.29	8.57	8.05	73.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.05	98,442	890.9	14.59	6.58	8.99	0.67	-35.50	6.60	0.51	0.48	12.90	11.02	173.82
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.12	15,560	79.7	7.00	1.82	5.01	2.20	23.37	51.48	-3.70	-2.30	0.45	-0.43	240.40
FBC	Flagstar Bancorp, Inc. of MI*	0.76	557,133	423.4	1.44	0.45	0.75	1.33	-45.71	49.02	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.70	434,255	5,515.0	16.29	11.13	12.48	1.76	-20.97	2.67	1.09	0.94	12.85	7.13	99.11
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.06	2.13	3.76	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.85	5,585	77.4	14.55	11.30	13.81	0.29	38.50	18.38	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	11.88	5,474	65.0	11.89	9.31	11.85	0.25	8.00	10.31	0.18	0.18	15.14	15.14	88.41
ANCB	Anchor Bancorp of Aberdeen, WA*	10.74	2,550	27.4	11.48	3.95	10.74	0.00	12.23	73.23	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	15.00	2,666	40.0	16.00	9.56	14.20	5.63	11.11	25.00	0.73	0.31	19.00	18.87	110.24
ACFC	Atlantic Coast Fin. Corp of GA*	2.18	2,629	5.7	7.98	0.87	2.04	6.86	-72.58	-23.51	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.34	9,173	113.2	13.37	9.76	12.68	-2.68	23.40	17.08	-0.09	-0.01	14.39	14.39	78.35
BKMU	Bank Mutual Corp of WI*	3.52	46,326	163.1	4.55	2.42	3.44	2.33	-11.56	10.69	-1.03	-1.14	5.80	5.79	56.34
BFIN	BankFinancial Corp. of IL*	6.94	21,073	146.2	8.89	5.25	7.17	-3.21	-15.57	25.72	-2.16	-2.17	9.59	9.42	73.51
BFED	Beacon Federal Bancorp of NY*	13.75	6,199	85.2	14.50	12.67	13.60	1.10	3.38	-0.87	0.88	1.24	18.38	18.38	165.31
BNCL	Beneficial Mut MHC of PA(43.3)	8.63	80,218	311.2	9.29	7.12	8.72	-1.03	2.74	3.23	0.20	0.20	7.89	6.36	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.36	21,192	473.9	24.49	17.11	22.14	0.99	3.95	0.77	0.97	1.72	26.28	15.80	190.13
BOFI	Bofi Holding, Inc. Of CA*	18.48	11,430	211.2	19.00	11.46	18.61	-0.70	20.94	13.72	2.23	1.60	15.64	15.64	199.30
BYFC	Broadway Financial Corp. of CA*	1.35	1,745	2.4	2.42	1.20	1.37	-1.46	-42.55	-13.46	-6.06	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.95	70,041	626.9	9.78	7.12	8.96	-0.11	3.95	6.04	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.38	10,699	57.6	6.29	4.11	5.46	-1.47	-2.54	24.83	-0.98	-1.09	9.66	9.66	109.41
CMSB	CMS Bancorp Inc of W Plains NY*	7.00	1,863	13.0	9.90	6.86	7.20	-2.78	-28.57	-14.00	-0.08	-0.30	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	8.19	13,314	109.0	10.40	6.44	8.23	-0.49	-19.86	4.33	0.10	0.24	11.09	9.37	79.54
CFFN	Capitol Federal Fin Inc. of KS*	11.69	165,299	1,932.3	12.16	10.28	11.72	-0.26	-0.51	1.30	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.28	3,697	15.8	18.30	1.10	4.95	-13.54	-49.94	-48.37	-5.68	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.50	1,691	51.6	30.95	16.02	30.50	0.00	71.83	78.89	0.62	-0.29	20.60	19.28	308.31
CFBK	Central Federal Corp. of OH*	1.50	821	1.2	5.45	1.36	1.58	-5.06	-71.15	-51.61	-5.95	-6.47	2.54	2.45	294.08
CHFN	Charter Fin Corp MHC GA (38.4)	8.79	18,239	100.7	10.95	7.60	8.75	0.46	-18.00	-5.08	0.19	0.24	7.52	7.20	58.71
CHEV	Cheviot Financial Corp. of OH*	8.51	7,597	64.7	11.09	8.01	8.55	-0.47	-21.49	-1.96	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.50	5,553	80.5	14.96	11.71	14.64	-0.96	0.69	2.84	0.26	0.24	16.16	16.16	108.96
CZWI	Citizens Comm Bncorp Inc of WI*	6.15	5,133	31.6	6.77	4.51	6.05	1.65	18.04	19.88	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC*	6.30	11,506	72.5	6.44	2.90	6.14	2.61	39.07	80.00	-0.16	0.09	6.04	5.93	93.33
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.07	26,138	96.7	11.38	8.88	9.95	1.21	-4.91	8.51	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	13.23	3,901	51.6	13.40	10.54	12.92	2.40	3.85	6.18	0.70	0.64	18.34	18.34	163.79
CFFC	Community Fin. Corp. of VA*	3.90	4,362	17.0	4.11	2.26	3.56	9.55	4.56	18.90	0.41	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.34	35,170	469.2	15.17	9.61	13.50	-1.19	-1.26	5.87	1.32	1.34	10.47	8.89	114.27
ESBF	ESB Financial Corp. of PA*	12.63	14,641	184.9	14.71	9.85	12.84	-1.64	13.48	-10.23	1.08	1.05	12.76	9.88	135.19
ESSA	ESSA Bancorp, Inc. of PA*	10.41	11,875	123.6	12.65	9.34	10.42	-0.10	-8.44	-0.57	0.39	0.36	13.64	13.50	93.83
EBMT	Eagle Bancorp Montanta of MT*	10.20	3,879	39.6	10.98	9.48	10.10	0.99	-6.42	3.55	0.53	0.24	13.78	13.78	85.63
FFCO	FedFirst Financial Corp of PA*	14.25	2,912	41.5	16.50	12.66	14.05	1.42	-4.23	4.01	0.36	0.29	20.05	19.64	117.82
FSBI	Fidelity Bancorp, Inc. of PA*	11.39	3,065	34.9	12.11	8.00	11.00	3.55	41.14	13.33	0.42	0.43	14.76	13.90	217.23
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	5.30	13.21	0.50	18.81	-2.25	-2.27	10.69	10.66	127.07
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.65	20.57	2.09	23.89	13.33	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,687	46.1	7.15	5.74	6.00	0.00	-14.29	-1.64	0.25	0.14	10.13	8.55	72.38
FBNK	First Connecticut Bncorp of CT*	13.02	17,880	232.8	14.21	10.24	13.04	-0.15	30.20	0.08	-0.23	0.00	13.99	13.99	93.80
FDEF	First Defiance Fin. Corp of OH*	15.98	9,728	155.5	17.76	12.60	15.97	0.06	10.21	9.53	1.54	1.02	25.15	18.23	220.22
FFNM	First Fed of N. Michigan of MI*	3.46	2,884	10.0	4.29	2.52	3.51	-1.42	-2.54	20.98	0.41	0.32	8.71	8.62	74.94
FFBH	First Fed. Bancshares of AR(8)*	7.65	19,303	147.7	10.33	4.30	8.24	-7.16	-23.50	77.08	-0.99	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,501	140.1	8.15	4.06	7.85	-3.57	34.70	28.31	0.19	0.12	9.87	9.87	56.07
BANC	First PacTrust Bancorp of CA*	11.10	11,610	128.9	16.73	10.00	10.72	3.54	-28.11	8.29	-0.34	-0.38	13.10	13.10	93.29
FSFG	First Savings Fin. Grp. of IN*	18.00	2,286	41.1	19.04	14.79	17.61	2.21	10.91	6.38	1.59	1.57	27.05	23.57	238.95
FFIC	Flushing Fin. Corp. of NY*	13.07	30,920	404.1	14.48	10.00	13.04	0.23	0.08	3.48	1.12	1.12	13.68	13.13	140.94
FXCB	Fox Chase Bancorp, Inc. of PA*	12.85	12,754	163.9	13.99	11.85	13.10	-1.91	-3.75	1.74	0.37	0.33	14.55	14.55	79.04
FRNK	Franklin Financial Corp. of VA*	15.07	14,303	215.5	15.39	10.69	15.08	-0.07	25.79	27.28	0.14	0.32	18.38	18.38	76.90
GCBC	Green Co Bcrp MHC of NY (44.4)	18.09	4,167	32.8	19.50	16.65	17.56	3.02	2.78	6.35	1.41	1.41	12.42	12.42	138.87
HFFC	HF Financial Corp. of SD*	12.16	7,039	85.6	12.99	7.76	12.14	0.16	12.07	12.91	0.19	0.33	13.72	13.10	169.93
HMNF	HMN Financial, Inc. of MN*	3.28	4,424	14.5	3.50	1.50	3.26	0.61	20.15	69.07	-2.49	-2.71	7.81	7.81	159.68
HBNK	Hampden Bancorp, Inc. of MA*	13.00	6,086	79.1	13.49	10.77	13.39	-2.91	-2.99	10.17	0.35	0.30	14.37	14.37	100.41
HARL	Harleysville Svgs Fin Cp of PA*	17.99	3,728	67.1	19.48	11.57	17.99	0.00	19.30	25.45	1.52	1.71	15.56	15.56	225.93
HBOS	Heritage Fin Group, Inc of GA*	12.35	8,669	107.1	12.59	10.01	12.06	2.40	4.22	4.66	0.41	0.51	14.43	13.89	124.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	58.20	2,126	123.7	59.44	45.75	56.75	2.56	11.92	21.76	5.84	5.84	39.94	39.94	541.15
HBCP	Home Bancorp Inc. Lafayette LA*	16.69	7,762	129.5	17.70	13.66	17.03	-2.00	15.98	7.68	0.82	0.93	17.74	17.42	126.20
HFBL	Home Federal Bancorp Inc of LA*	14.60	2,969	43.3	22.00	12.76	14.76	-1.08	12.31	2.89	0.86	0.30	16.97	16.97	89.69
HMST	HomeStreet, Inc. of WA*	34.52	7,064	243.8	35.55	22.66	33.45	3.20	-21.55	-21.55	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.05	7,494	52.8	9.05	4.98	7.50	-6.00	-10.08	9.30	0.59	0.34	13.45	13.39	140.68
HCBK	Hudson City Bancorp, Inc of NJ*	6.33	528,133	3,343.1	9.16	5.09	6.08	4.11	-29.82	1.28	-0.20	0.71	8.74	8.45	83.57
IROQ	IF Bancorp, Inc. of IL*	12.31	4,811	59.2	13.49	10.70	12.50	-1.52	23.10	9.71	0.22	0.13	17.66	17.66	101.87
ISBC	Investors Bcrp MHC of NJ(42.5)	15.07	111,908	754.2	15.63	12.02	14.88	1.28	3.36	11.80	0.71	0.70	8.90	8.50	100.64
JXSB	Jacksonville Bancorp Inc of IL*	17.34	1,921	33.3	17.98	12.50	16.85	2.91	36.00	26.11	1.80	1.51	21.81	20.39	165.16
JFBI	Jefferson Bancshares Inc of TN*	1.94	6,632	12.9	3.59	1.84	1.94	0.00	-44.73	-16.02	-0.77	-0.70	7.85	7.60	80.52
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.62	7,736	26.9	9.26	6.08	8.45	2.01	2.50	-6.10	0.24	0.24	7.66	5.79	28.67
KFFG	Kaiser Federal Fin Group of CA*	14.00	9,173	128.4	14.70	11.00	13.88	0.86	15.04	9.20	0.89	0.89	17.02	16.59	103.02
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.32	66,972	167.0	10.16	7.99	9.24	0.87	0.65	-1.89	0.12	0.10	7.26	5.63	43.45
LSBI	LSB Fin. Corp. of Lafayette IN*	17.70	1,556	27.5	20.90	11.31	17.70	0.00	14.49	31.11	0.60	0.01	23.64	23.64	238.79
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.26	4,572	19.1	9.75	7.50	8.98	3.12	-3.54	15.75	0.74	0.53	12.38	10.44	102.65
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.00	5,929	24.5	10.85	8.29	10.00	0.00	-6.98	4.71	0.63	0.68	10.85	10.85	83.34
LABC	Louisiana Bancorp, Inc. of LA*	16.10	3,239	52.1	16.66	14.75	16.20	-0.62	5.23	1.58	0.64	0.52	17.98	17.98	98.59
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.41	5,087	11.6	6.84	4.23	5.75	-5.91	-1.64	23.23	0.14	0.14	8.01	8.01	68.87
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.15	5,807	10.7	7.00	2.29	4.39	-5.47	-27.70	68.70	0.00	-0.09	7.69	7.69	89.60
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.00	6,103	21.8	9.00	5.51	8.43	-5.10	5.26	35.59	0.13	0.06	10.14	10.14	106.77
MFLR	Mayflower Bancorp, Inc. of MA*	10.50	2,063	21.7	10.90	6.50	10.81	-2.87	21.25	34.44	0.59	0.38	10.61	10.61	121.94
EBSB	Meridian Fn Serv MHC MA (40.8)	13.13	22,145	124.1	13.95	10.68	13.09	0.31	-1.35	5.46	0.49	0.26	10.14	9.52	91.84
CASH	Meta Financial Group of IA*	20.50	3,202	65.6	25.99	13.40	20.50	0.00	52.99	23.12	4.45	2.96	27.28	26.71	498.94
NASB	NASB Fin, Inc. of Grandview MO*	16.15	7,868	127.1	19.00	9.25	15.32	5.42	40.19	50.79	2.11	-0.61	19.89	19.59	151.53
NECB	NE Comm Bncrp MHC of NY (43.2)	5.78	12,645	34.4	7.29	5.19	5.64	2.48	-9.97	3.03	0.14	0.14	8.48	8.34	40.06
NHTB	NH Thrift Bancshares of NH*	12.57	5,835	73.3	13.79	9.78	12.30	2.20	-4.27	11.24	1.18	0.64	15.20	10.02	187.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.65	7,002	53.6	8.50	6.73	7.62	0.39	-4.85	12.67	0.16	0.00	11.66	11.66	81.71
NFSB	Newport Bancorp, Inc. of RI*	13.50	3,506	47.3	14.60	12.00	13.95	-3.23	-4.05	7.40	0.44	0.44	14.89	14.89	133.35
NFBK	Northfield Bcp MHC of NY(41.8)	13.54	40,071	258.4	16.49	11.68	13.86	-2.31	-1.17	-4.38	0.42	0.48	9.55	9.15	59.32
NWBI	Northwest Bancshares Inc of PA*	11.74	97,593	1,145.7	13.36	10.74	11.78	-0.34	-3.77	-5.63	0.64	0.64	11.91	10.13	82.68
OBAF	OBA Financial Serv. Inc of MD*	15.05	4,177	62.9	15.25	13.50	15.10	-0.33	1.07	4.95	0.07	0.07	18.15	18.15	93.80
OSHC	Ocean Shore Holding Co. of NJ*	11.97	7,212	86.3	12.55	9.80	11.99	-0.17	-3.62	16.67	0.72	0.82	14.64	13.80	139.03
OCFC	OceanFirst Fin. Corp of NJ*	14.35	18,594	266.8	15.00	10.78	14.40	-0.35	7.65	9.79	1.14	1.04	11.86	11.86	121.61
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	12.62	10.90	12.00	0.00	-2.04	0.00	0.59	0.58	12.94	12.94	59.37
OABC	OmniAmerican Bancorp Inc of TX*	19.77	11,194	221.3	20.71	13.01	20.06	-1.45	33.04	25.92	0.38	0.27	17.92	17.92	122.04
ONFC	Oneida Financial Corp. of NY*	9.91	6,913	68.5	11.05	8.30	9.96	-0.50	14.30	4.32	0.93	0.84	12.86	9.26	101.22
ORIT	Oritani Financial Corp of NJ*	13.95	45,452	634.1	15.13	11.57	13.92	0.22	12.50	9.24	0.67	0.69	11.24	11.24	58.23
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.45	6,529	12.5	5.59	4.04	4.46	-0.22	-19.96	-1.11	0.12	0.43	7.33	6.23	69.18
PVFC	PVF Capital Corp. of Solon OH*	1.81	25,507	46.2	2.39	1.25	2.00	-9.50	-6.22	23.13	-0.19	-0.53	2.74	2.74	31.62
PBHC	Pathfinder BC MHC of NY (36.3)	9.00	2,618	8.1	10.25	8.01	9.00	0.00	-5.26	1.01	0.72	0.50	9.47	8.00	178.81
PEOP	Peoples Fed Bancshrs Inc of MA*	16.05	6,965	111.8	16.75	12.50	16.39	-2.07	15.30	12.63	0.39	0.38	16.28	16.28	80.10
PBCT	Peoples United Financial of CT*	11.93	353,350	4,215.5	13.96	10.50	11.65	2.40	-10.23	-7.16	0.58	0.62	14.66	8.52	78.70
PBSK	Poage Bankshares, Inc. of KY*	12.07	3,372	40.7	12.95	10.76	11.84	1.94	20.70	10.53	0.53	0.41	17.72	17.72	94.60
PROV	Provident Fin. Holdings of CA*	10.82	11,014	119.2	11.56	6.90	10.81	0.09	38.19	16.09	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.93	37,899	300.5	9.23	5.47	8.15	-2.70	-11.30	19.43	0.34	0.22	11.60	7.25	84.72
PBIP	Prudential Bncp MHC PA (25.4)	5.32	9,951	16.1	6.29	4.80	5.59	-4.83	-14.05	2.70	0.26	0.28	5.86	5.86	50.23
PULB	Pulaski Fin Cp of St. Louis MO*	7.28	10,756	78.3	8.07	6.15	7.31	-0.41	1.11	3.12	0.58	0.23	8.45	8.08	122.47
RIVR	River Valley Bancorp of IN*	16.22	1,514	24.6	17.13	13.34	15.70	3.31	1.31	4.65	0.79	0.36	18.58	18.53	267.09
RVSB	Riverview Bancorp, Inc. of WA*	1.40	22,472	31.5	3.18	1.27	1.42	-1.41	-54.10	-40.93	-1.41	-1.41	3.36	2.22	38.09
RCKB	Rockville Fin New, Inc. of CT*	11.13	28,840	321.0	11.99	8.89	11.44	-2.71	16.79	7.43	0.42	0.43	11.36	11.32	64.33
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.05	30,321	67.0	11.22	7.80	8.13	-0.98	-24.27	-18.19	0.22	0.20	7.17	7.11	62.52
SIFI	SI Financial Group, Inc. of CT*	11.27	10,576	119.2	11.75	8.76	11.38	-0.97	8.68	14.42	0.25	0.13	12.44	12.11	92.10
SPBC	SP Bancorp, Inc. of Plano, TX*	12.75	1,717	21.9	12.75	9.91	12.38	2.99	6.43	23.91	0.58	-0.21	19.19	19.19	159.10
SVBI	Severn Bancorp, Inc. of MD*	2.69	10,067	27.1	4.25	2.09	3.39	-20.65	-36.71	9.35	-0.05	-0.11	7.80	7.77	89.45
STND	Standard Financial Corp. of PA*	16.75	3,413	57.2	16.75	13.49	16.52	1.39	9.05	9.48	0.94	0.91	23.12	20.38	131.64
SIBC	State Investors Bancorp of LA*	12.32	2,910	35.9	12.65	10.10	12.15	1.40	23.20	12.82	0.36	0.59	16.63	16.63	85.37
THRD	TF Fin. Corp. of Newtown PA*	25.20	2,834	71.4	26.50	18.54	24.50	2.86	15.44	10.92	1.58	1.29	27.71	26.18	244.68
TFSL	TFS Fin Corp MHC of OH (26.4)	9.62	308,916	781.1	10.28	7.56	9.46	1.69	-3.32	7.37	0.08	0.08	5.83	5.79	36.54
TBNK	Territorial Bancorp, Inc of HI*	21.44	11,007	236.0	22.01	18.62	21.09	1.66	10.29	8.56	1.16	1.16	19.44	19.42	139.69
TSBK	Timberland Bancorp, Inc. of WA*	4.85	7,045	34.2	6.29	3.25	4.80	1.04	-17.52	22.78	-0.05	-0.18	10.20	9.35	105.42
TRST	TrustCo Bank Corp NY of NY*	5.27	93,549	493.0	5.93	3.93	5.26	0.19	-7.38	-6.06	0.37	0.36	3.68	3.68	46.76
UCBA	United Comm Bncp MHC IN (40.7)	5.77	7,835	18.4	7.14	5.29	5.55	3.96	-12.18	4.34	0.31	0.19	7.07	6.63	64.28
UCFC	United Community Fin. of OH*	2.05	32,876	67.4	2.54	0.87	1.97	4.06	62.70	61.42	0.03	-0.17	5.78	5.77	62.11
UBNK	United Financial Bncrp of MA*	15.23	15,598	237.6	17.02	13.49	15.83	-3.79	-0.65	-5.34	0.74	0.73	14.57	14.02	106.44
WSB	WSB Holdings, Inc. of Bowie MD*	2.85	7,995	22.8	4.60	2.08	2.99	-4.68	1.79	22.32	0.16	0.00	6.78	6.78	47.09

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 25, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE*	37.68	8,705	328.0	44.51	29.90	37.00	1.84	-7.15	4.78	2.54	2.06	39.51	35.59	497.09
WVFC WVS Financial Corp. of PA*	7.72	2,058	15.9	10.51	6.63	7.93	-2.65	-14.32	-14.70	0.78	0.82	14.57	14.57	149.03
WAFD Washington Federal, Inc. of WA*	16.75	106,868	1,790.0	18.42	12.15	16.96	-1.24	7.58	19.73	1.04	0.99	17.84	15.45	125.77
WSBF Waterstone Fin MHC of WI(26.2)	3.99	31,250	32.7	4.56	1.72	3.97	0.50	42.50	111.11	-0.12	-1.10	5.40	5.38	54.36
WAYN Wayne Savings Bancshares of OH*	8.44	3,004	25.4	9.48	7.11	8.50	-0.71	0.48	8.76	0.49	0.46	13.18	12.55	136.11
WEBK Wellesley Bancorp, Inc. of MA*	14.50	2,407	34.9	15.20	11.45	14.25	1.75	45.00	45.00	0.27	0.27	17.92	17.92	130.53
WFD Westfield Fin. Inc. of MA*	7.15	26,602	190.2	8.71	6.29	7.08	0.99	-12.80	-2.85	0.21	0.21	8.64	8.63	47.47
WBKC Wolverine Bancorp, Inc. of MI*	16.00	2,504	40.1	16.29	12.11	15.75	1.59	9.22	13.48	0.48	0.28	26.05	26.05	116.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(109)	12.16	11.53	0.20	1.32	3.56	0.09	0.17	3.54	46.96	1.55	18.84	79.31	9.78	85.86	19.53	0.21	1.67	25.22
NYSE Traded Companies(5)	10.11	7.35	0.46	3.44	1.92	-0.08	-2.83	3.48	34.25	1.45	14.84	76.58	8.32	113.27	15.94	0.42	3.32	43.05
NASDAQ Listed OTC Companies(104)	12.24	11.69	0.19	1.24	3.63	0.10	0.29	3.54	47.49	1.55	19.02	79.42	9.84	84.79	19.73	0.20	1.61	24.70
California Companies(5)	10.16	10.09	0.02	-2.86	6.15	-0.33	-6.38	5.83	31.17	1.96	11.61	81.23	8.87	81.67	13.64	0.19	2.15	15.82
Mid-Atlantic Companies(32)	11.82	10.85	0.42	4.73	5.07	0.43	4.83	3.31	38.84	1.40	17.82	85.27	9.95	96.01	18.25	0.29	2.33	33.07
Mid-West Companies(28)	10.73	10.33	-0.04	-1.53	2.55	-0.32	-4.53	4.13	36.00	1.92	15.54	67.08	7.37	70.34	19.43	0.20	1.63	22.01
New England Companies(19)	13.71	12.72	0.43	3.51	3.48	0.42	3.27	1.63	69.61	1.08	23.03	95.66	12.69	106.97	22.08	0.27	1.83	28.88
North-West Companies(6)	11.41	10.54	-0.66	-7.07	-3.63	-0.72	-7.57	9.11	18.58	2.19	27.97	63.72	7.63	70.42	16.92	0.05	0.32	15.38
South-East Companies(14)	14.32	14.23	0.22	0.25	3.67	0.14	-0.45	3.42	77.25	1.56	22.46	70.18	10.70	70.82	23.40	0.06	0.48	12.45
South-West Companies(2)	13.37	13.37	0.35	2.58	3.24	0.05	0.20	2.88	22.99	1.00	21.98	88.38	12.11	88.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.00	15.00	0.73	4.92	5.30	0.56	3.86	0.97	30.99	0.55	18.86	92.15	13.63	92.21	18.48	0.37	2.45	46.32
Thrift Strategy(103)	12.24	11.65	0.20	1.27	3.67	0.11	0.33	3.46	47.47	1.52	19.00	79.30	9.84	85.49	19.56	0.21	1.67	25.45
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
Real Estate Strategy(1)	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.29	9.48	0.65	4.84	5.80	0.63	4.43	2.23	44.74	1.45	17.70	88.37	11.37	122.95	18.77	0.56	3.32	18.90
Companies Issuing Dividends(68)	12.25	11.35	0.43	3.44	4.69	0.34	2.69	2.71	53.60	1.36	17.97	86.93	10.58	96.55	19.30	0.34	2.67	38.39
Companies Without Dividends(41)	12.01	11.82	-0.18	-2.41	1.32	-0.33	-4.27	4.89	36.13	1.85	22.10	66.55	8.45	67.94	20.61	0.00	0.00	0.00
Equity/Assets <6%(7)	3.48	3.45	-1.44	-19.91	21.71	-1.62	-23.48	9.15	27.79	3.39	4.61	54.80	1.72	55.43	6.93	0.09	0.92	11.69
Equity/Assets 6-12%(50)	9.16	8.73	0.15	1.87	2.82	0.01	0.39	3.74	36.37	1.56	15.26	78.37	7.06	83.30	17.45	0.21	1.57	26.30
Equity/Assets >12%(52)	15.99	15.10	0.44	2.86	3.86	0.36	2.24	2.68	58.59	1.33	22.41	83.02	13.28	91.78	22.42	0.23	1.85	24.66
Actively Traded Companies(3)	9.42	8.73	0.72	7.92	6.09	0.61	6.72	1.87	50.05	1.20	13.04	129.22	11.32	137.44	13.44	0.51	1.43	26.72
Market Value Below $20 Million(11)	6.47	6.43	-0.99	-13.30	7.83	-1.09	-14.84	6.85	29.70	2.52	9.28	48.36	2.89	48.69	12.39	0.02	0.46	6.84
Holding Company Structure(100)	12.09	11.40	0.18	1.01	3.53	0.07	-0.15	3.54	46.99	1.56	18.97	78.88	9.75	86.02	19.50	0.22	1.77	26.46
Assets Over $1 Billion(51)	12.08	11.10	0.39	3.73	3.71	0.29	2.56	3.17	45.02	1.46	17.55	88.33	10.72	99.37	19.86	0.31	2.44	31.99
Assets $500 Million-$1 Billion(29)	11.22	10.72	-0.09	-0.60	3.21	-0.20	-1.81	4.59	33.94	1.70	18.32	71.70	8.26	75.68	17.35	0.11	0.90	22.42
Assets $250-$500 Million(24)	13.91	13.72	0.30	1.17	3.45	0.14	0.06	3.16	70.12	1.51	21.39	73.90	10.40	75.33	21.46	0.17	1.32	19.17
Assets less than $250 Million(5)	9.85	9.82	-0.53	-11.09	4.54	-0.57	-12.10	3.13	36.11	1.74	21.33	57.71	5.91	58.26	15.85	0.00	0.00	0.00
Goodwill Companies(67)	11.43	10.38	0.24	1.37	4.17	0.12	0.08	3.28	42.86	1.53	17.35	78.18	9.07	88.96	19.30	0.27	2.16	33.98
Non-Goodwill Companies(41)	13.45	13.45	0.15	1.24	2.79	0.05	0.31	3.77	54.42	1.55	21.68	81.28	11.02	81.28	20.18	0.13	0.94	13.55
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	6.21	0.79	5.70	0.00	0.00	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
NASDAQ Listed OTC Companies(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Mid-Atlantic Companies(14)	12.38	11.83	0.48	4.07	3.64	0.46	3.87	3.65	39.79	1.34	24.65	106.81	13.27	113.75	23.17	0.18	1.72	23.99
Mid-West Companies(5)	15.13	13.62	0.41	2.61	2.79	-0.02	-1.70	4.60	27.71	1.44	22.35	101.57	16.35	112.98	27.92	0.20	2.80	10.81
New England Companies(2)	10.82	9.79	0.36	3.31	3.21	0.45	4.33	2.99	22.59	1.10	31.94	95.10	10.36	104.67	10.35	0.08	1.80	0.00
South-East Companies(2)	17.30	17.06	0.66	3.57	3.54	0.70	3.86	0.91	23.89	1.43	20.34	104.81	17.59	107.41	28.66	0.30	2.80	67.80
Thrift Strategy(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39
Companies Issuing Dividends(16)	14.09	13.19	0.54	4.02	4.06	0.53	3.99	3.18	35.19	1.29	25.38	100.70	14.39	109.11	24.69	0.26	2.95	42.89
Companies Without Dividends(7)	11.40	10.90	0.31	2.80	1.92	0.01	-0.25	4.56	31.85	1.48	22.83	113.12	13.32	119.42	20.26	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
Equity/Assets 6-12%(11)	10.29	10.00	0.36	3.62	3.01	0.19	1.83	4.84	30.40	1.43	26.53	96.74	9.86	99.81	22.12	0.17	2.07	12.41
Equity/Assets >12%(11)	16.97	15.71	0.57	3.53	3.39	0.57	3.48	2.54	34.32	1.27	24.72	113.08	19.08	124.66	26.59	0.20	2.10	31.83
Holding Company Structure(21)	13.19	12.34	0.45	3.56	3.35	0.35	2.51	3.73	34.70	1.40	24.70	103.34	13.78	111.85	23.78	0.19	2.14	25.73
Assets Over $1 Billion(10)	13.32	12.54	0.41	3.11	2.10	0.21	1.12	3.82	39.02	1.50	29.66	128.84	17.37	138.21	29.71	0.12	1.26	11.43
Assets $500 Million-$1 Billion(5)	11.84	11.66	0.41	3.86	3.44	0.34	3.14	5.33	30.82	1.70	15.72	85.66	9.71	86.97	21.60	0.28	3.01	49.65
Assets $250-$500 Million(7)	12.29	11.73	0.54	4.32	5.34	0.57	4.57	2.59	34.48	1.01	22.49	81.97	10.16	87.98	19.84	0.18	2.14	30.11
Assets less than $250 Million(1)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	0.00
Goodwill Companies(15)	13.56	12.38	0.42	3.27	3.14	0.29	1.90	3.66	36.01	1.51	25.94	109.28	14.94	121.19	24.81	0.16	2.08	13.63
Non-Goodwill Companies(8)	12.72	12.72	0.55	4.36	3.91	0.54	4.20	3.74	30.46	1.04	23.27	95.47	12.42	95.47	23.06	0.23	2.01	40.47
MHC Institutions(23)	13.27	12.50	0.47	3.65	3.41	0.37	2.70	3.69	33.96	1.35	24.87	104.48	14.06	112.25	24.06	0.18	2.06	23.39

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.42	6.41	0.29	3.95	5.64	0.27	3.72	2.78	31.48	1.12	17.75	70.16	5.21	82.12	18.85	0.16	1.77	31.37
BBX	BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.38	NM	NM	-0.86	NM	11.42	1.63	1.57	NM	NM	2.13	NM	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-13.16	-2.39	-28.37	7.52	26.63	2.52	NM	46.63	3.08	47.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.97	7.63	1.13	8.51	8.58	0.98	7.34	1.02	38.83	0.55	11.65	98.83	12.81	178.12	13.51	1.00	7.87	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.59	40.07	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	0.98	1.16	-0.12	-1.04	3.67	36.15	2.50	NM	67.04	9.71	67.04	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.12	17.12	0.21	1.17	1.52	0.21	1.17	4.38	19.44	1.35	NM	78.47	13.44	78.47	NM	0.20	1.68	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-22.25	-1.29	-11.15	NA	NA	1.92	NM	50.38	5.61	50.38	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.87	0.29	1.64	3.41	43.12	1.91	20.55	78.95	13.61	79.49	NM	0.20	1.33	27.40
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.42	NM	12.65	0.74	12.66	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	18.37	18.37	-0.13	-0.92	-0.73	-0.01	-0.10	0.65	110.50	0.92	NM	85.75	15.75	85.75	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.29	10.28	-1.88	-17.05	-29.26	-2.09	-18.87	4.46	25.05	1.86	NM	60.69	6.25	60.79	NM	0.04	1.14	NM
BFIN	BankFinancial Corp. of IL*	13.05	12.84	-2.80	-19.78	NM	-2.82	-19.87	7.24	28.20	2.61	NM	72.37	9.44	73.67	NM	0.04	0.58	NM
BFED	Beacon Federal Bancorp of NY*	11.12	11.12	0.52	4.83	6.40	0.74	6.81	4.00	33.70	1.81	15.63	74.81	8.32	74.81	11.09	0.28	2.04	31.82
BNCL	Beneficial Mut MHC of PA(43.3)	13.77	11.40	0.34	2.57	2.32	0.34	2.57	2.67	44.95	2.16	NM	109.38	15.06	135.69	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	13.82	8.79	0.56	4.12	4.34	1.00	7.31	0.94	86.33	1.07	23.05	85.08	11.76	141.52	13.00	0.68	3.04	70.10
BOFI	Bofi Holding, Inc. Of CA*	7.85	7.85	1.24	14.94	12.07	0.89	10.72	1.11	33.13	0.49	8.29	118.16	9.27	118.16	11.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.43	-40.03	NM	-2.42	-39.89	16.79	23.04	4.53	NM	38.03	0.57	38.03	NM	0.04	2.96	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.47	0.90	6.02	0.81	87.13	0.87	22.38	104.92	12.85	144.82	19.89	0.34	3.80	NM
CITZ	CFS Bancorp, Inc of Munster IN*	8.83	8.83	-0.91	-9.51	-18.22	-1.01	-10.57	6.31	15.93	1.66	NM	55.69	4.92	55.69	NM	0.04	0.74	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	-1.14	-0.22	-2.54	2.45	24.60	0.83	NM	59.57	5.28	59.57	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	13.94	12.04	0.12	0.92	1.22	0.30	2.20	3.99	29.27	1.69	NM	73.85	10.30	87.41	34.13	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.97	0.68	3.67	0.87	19.15	0.24	NM	99.66	20.45	99.66	29.97	0.30	2.57	NM
CARV	Carver Bancorp, Inc. of NY*	2.31	2.31	-3.02	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	101.90	2.36	101.90	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.68	6.28	0.21	2.26	2.03	-0.10	-1.05	2.82	27.76	0.95	NM	148.06	9.89	158.20	NM	0.20	0.66	32.26
CFBK	Central Federal Corp. of OH*	0.86	0.83	-1.84	-42.84	NM	-2.00	-46.58	6.01	38.86	3.84	NM	59.06	0.51	61.22	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (38.4)	12.81	12.33	0.33	2.52	2.16	0.41	3.18	NA	NA	2.53	NM	116.89	14.97	122.08	36.63	0.20	2.28	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.76	0.47	3.68	3.46	6.79	0.39	17.37	61.05	10.11	68.30	22.39	0.32	3.76	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.83	14.83	0.24	1.59	1.79	0.22	1.47	1.36	54.44	0.98	NM	89.73	13.31	89.73	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	59.36	5.97	59.77	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.47	6.36	-0.17	-1.98	-2.54	0.10	1.12	3.62	29.81	1.58	NM	104.30	6.75	106.24	NM	0.04	0.63	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.18	0.72	4.46	NA	NA	0.48	31.47	142.03	23.56	142.03	32.48	0.24	2.38	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.82	5.29	0.41	3.49	4.40	10.19	0.96	18.90	72.14	8.08	72.14	20.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	7.38	7.38	0.34	3.58	10.51	0.19	2.01	7.87	24.15	1.97	9.51	45.24	3.34	45.24	16.96	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.16	7.89	1.14	13.12	9.90	1.16	13.32	1.86	27.04	0.57	10.11	127.41	11.67	150.06	9.96	0.56	4.20	42.42
ESBF	ESB Financial Corp. of PA*	9.44	7.47	0.80	8.84	8.55	0.78	8.59	1.00	33.50	0.99	11.69	98.98	9.34	127.83	12.03	0.40	3.17	37.04
ESSA	ESSA Bancorp, Inc. of PA*	14.54	14.41	0.42	2.85	3.75	0.39	2.63	2.20	33.08	1.08	26.69	76.32	11.09	77.11	28.92	0.20	1.92	51.28
EBMT	Eagle Bancorp Montanta of MT*	16.09	16.09	0.62	3.87	5.20	0.28	1.75	1.62	31.65	0.89	19.25	74.02	11.91	74.02	NM	0.29	2.84	54.72
FFCO	FedFirst Financial Corp of PA*	17.02	16.73	0.31	1.77	2.53	0.25	1.43	1.33	67.81	1.25	39.58	71.07	12.09	72.56	NM	0.16	1.12	44.44
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.19	2.53	3.69	0.20	2.59	4.27	16.84	1.12	27.12	77.17	5.24	81.94	26.49	0.08	0.70	19.05
FBSI	First Bancshares, Inc. of MO*	8.41	8.39	-1.72	-19.60	NM	-1.74	-19.77	1.46	66.03	1.96	NM	56.13	4.72	56.29	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	6.86	0.79	6.94	1.97	48.51	1.52	14.58	114.75	13.26	128.36	16.80	0.76	3.62	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.46	4.17	0.19	1.38	NA	NA	1.40	24.00	59.23	8.29	70.18	NM	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	14.91	14.91	-0.25	-1.84	-1.77	0.00	0.00	2.28	46.45	1.32	NM	93.07	13.88	93.07	NM	0.12	0.92	NM
FDEF	First Defiance Fin. Corp of OH*	11.42	8.55	0.72	5.48	9.64	0.48	3.63	2.45	54.84	1.94	10.38	63.54	7.26	87.66	15.67	0.20	1.25	12.99
FFNM	First Fed of N. Michigan of MI*	11.62	11.52	0.54	4.85	11.85	0.42	3.79	3.75	18.64	1.18	8.44	39.72	4.62	40.14	10.81	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	11.90	11.87	-3.21	-31.33	-12.94	-3.28	-31.96	10.34	30.94	5.23	NM	214.29	25.50	214.89	NM	0.20	2.61	NM
FFNW	First Fin NW, Inc of Renton WA*	17.60	17.60	0.32	1.95	2.51	0.20	1.23	11.03	12.97	2.13	39.84	76.70	13.50	76.70	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	14.04	14.04	-0.42	-2.31	-3.06	-0.47	-2.58	4.39	23.50	1.33	NM	84.73	11.90	84.73	NM	0.48	4.32	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.68	5.24	8.83	0.67	5.17	2.17	41.50	1.37	11.32	66.54	7.53	76.37	11.46	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.71	9.35	0.80	8.41	8.57	0.80	8.41	3.20	21.96	0.95	11.67	95.54	9.27	99.54	11.67	0.52	3.98	46.43
FXCB	Fox Chase Bancorp, Inc. of PA*	18.41	18.41	0.45	2.39	2.88	0.40	2.13	3.37	33.22	1.72	34.73	88.32	16.26	88.32	38.94	0.16	1.25	43.24
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.18	0.87	0.93	0.41	1.98	4.78	22.73	2.38	NM	81.99	19.60	81.99	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.4)	8.94	8.94	1.05	11.91	7.79	1.05	11.91	1.36	74.03	1.88	12.83	145.65	13.03	145.65	12.83	0.70	3.87	49.65
HFFC	HF Financial Corp. of SD*	8.07	7.74	0.11	1.40	1.56	0.19	2.44	2.17	40.58	1.46	NM	88.63	7.16	92.82	36.85	0.45	3.70	NM
HMNF	HMN Financial, Inc. of MN*	4.89	4.89	-1.38	-17.27	NM	-1.50	-18.79	8.34	36.37	3.81	NM	42.00	2.05	42.00	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.35	2.69	0.32	2.02	2.61	32.51	1.27	37.14	90.47	12.95	90.47	NM	0.16	1.23	45.71
HARL	Harleysville Svgs Fin Cp of PA*	6.89	6.89	0.67	9.95	8.45	0.75	11.20	1.05	43.06	0.74	11.84	115.62	7.96	115.62	10.52	0.80	4.45	52.63
HBOS	Heritage Fin Group, Inc of GA*	11.63	11.24	0.34	2.88	3.32	0.43	3.59	1.60	44.42	1.34	30.12	85.59	9.95	88.91	24.22	0.16	1.30	39.02
HIFS	Hingham Inst. for Sav. of MA*	7.38	7.38	1.14	15.52	10.03	1.14	15.52	0.92	72.33	0.87	9.97	145.72	10.75	145.72	9.97	1.00	1.72	17.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.84	0.73	4.74	4.91	0.83	5.38	1.94	30.63	0.85	20.35	94.08	13.23	95.81	17.95	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.92	18.92	1.05	4.97	5.89	0.37	1.74	0.08	549.75	0.80	16.98	86.03	16.28	86.03	NM	0.24	1.64	27.91
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.59	-0.18	NM	10.60	14.03	2.17	NM	72.11	5.07	72.11	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.56	9.52	0.42	3.86	8.37	0.24	2.22	1.81	55.64	1.89	11.95	52.42	5.01	52.65	20.74	0.08	1.13	13.56
HCBK	Hudson City Bancorp, Inc of NJ*	10.46	10.15	-0.22	-2.22	-3.16	0.77	7.89	2.64	24.13	0.97	NM	72.43	7.57	74.91	8.92	0.32	5.06	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.79	0.13	0.95	1.45	46.72	1.31	NM	69.71	12.08	69.71	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	8.84	8.48	0.76	8.32	4.71	0.75	8.21	1.45	75.51	1.35	21.23	169.33	14.97	177.29	21.53	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.21	12.45	1.12	8.68	10.38	0.94	7.28	1.44	72.79	1.95	9.63	79.50	10.50	85.04	11.48	0.30	1.73	16.67
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.95	NM	24.71	2.41	25.53	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.72	21.61	0.81	3.16	2.78	0.81	3.16	2.35	15.69	0.45	35.92	112.53	30.07	148.88	35.92	0.40	4.64	NM
KFFG	Kaiser Federal Fin Group of CA*	16.52	16.17	0.90	5.18	6.36	0.90	5.18	2.82	29.78	1.11	15.73	82.26	13.59	84.39	15.73	0.28	2.00	31.46
KRNY	Kearny Fin Cp MHC of NJ (25.0)	16.71	13.46	0.28	1.65	1.29	0.23	1.38	NA	NA	0.72	NM	128.37	21.45	165.54	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.90	9.90	0.26	2.57	3.39	0.00	0.04	NA	NA	1.76	29.50	74.87	7.41	74.87	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	12.06	10.37	0.72	6.24	7.99	0.52	4.47	1.55	54.53	1.31	12.51	74.80	9.02	88.70	17.47	0.16	1.73	21.62
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.02	13.02	0.76	6.08	6.30	0.82	6.56	0.62	43.05	0.49	15.87	92.17	12.00	92.17	14.71	0.28	2.80	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.55	3.98	0.53	2.88	0.60	90.95	0.85	25.16	89.54	16.33	89.54	30.96	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.59	0.20	1.75	7.72	10.71	1.17	38.64	67.54	7.86	67.54	38.64	0.12	2.22	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	8.81	8.30	1.04	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.50	9.50	0.12	1.30	1.63	0.05	0.60	3.80	32.59	1.70	NM	78.90	7.49	78.90	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.70	8.70	0.49	5.62	5.62	0.31	3.62	NA	NA	0.90	17.80	98.96	8.61	98.96	27.63	0.24	2.29	40.68
EBSB	Meridian Fn Serv MHC MA (40.8)	11.04	10.44	0.55	4.93	3.73	0.29	2.62	2.98	23.29	0.99	26.80	129.49	14.30	137.92	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.62	21.71	0.73	11.72	1.13	26.46	1.46	4.61	75.15	4.11	76.75	6.93	0.52	2.54	11.69
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	13.07	-0.39	-3.21	10.23	30.18	3.68	7.65	81.20	10.66	82.44	NM	0.90	5.57	42.65
NECB	NE Comm Bncrp MHC of NY (43.2)	21.17	20.89	0.38	1.65	2.42	0.38	1.65	6.61	21.15	1.97	NM	68.16	14.43	69.30	NM	0.12	2.08	NM
NHTB	NH Thrift Bancshares of NH*	8.10	5.49	0.66	6.69	9.39	0.36	3.63	1.58	52.05	1.20	10.65	82.70	6.70	125.45	19.64	0.52	4.14	44.07
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.09	0.00	0.00	4.81	26.21	1.57	NM	65.61	9.36	65.61	NM	0.12	1.57	NM
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.34	3.01	3.26	0.34	3.01	0.76	103.40	1.03	30.68	90.66	10.12	90.66	30.68	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.10	15.53	0.72	4.29	3.10	0.83	4.90	2.81	40.06	2.60	32.24	141.78	22.83	147.98	28.21	0.24	1.77	57.14
NWBI	Northwest Bancshares Inc of PA*	14.40	12.52	0.78	5.21	5.45	0.78	5.21	2.38	37.91	1.30	18.34	98.57	14.20	115.89	18.34	0.48	4.09	NM
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.08	0.37	0.47	0.08	0.37	2.99	22.76	0.94	NM	82.92	16.04	82.92	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	5.01	6.02	0.62	5.71	NA	NA	0.54	16.63	81.76	8.61	86.74	14.60	0.24	2.01	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.75	9.75	0.93	9.88	7.94	0.85	9.01	2.62	30.76	1.16	12.59	120.99	11.80	120.99	13.80	0.48	3.34	42.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.92	0.98	4.55	0.91	23.89	0.32	20.34	92.74	20.21	92.74	20.69	0.40	3.33	67.80
OABC	OmniAmerican Bancorp Inc of TX*	14.68	14.68	0.32	2.12	1.92	0.23	1.51	2.36	23.94	1.07	NM	110.32	16.20	110.32	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.48	0.95	7.25	9.38	0.86	6.55	0.79	55.32	1.04	10.66	77.06	9.79	107.02	11.80	0.48	4.84	51.61
ORIT	Oritani Financial Corp of NJ*	19.30	19.30	1.17	5.37	4.80	1.20	5.53	0.89	124.25	1.56	20.82	124.11	23.96	124.11	20.22	0.60	4.30	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.70	0.60	6.04	3.00	21.88	1.20	37.08	60.71	6.43	71.43	10.35	0.16	3.60	NM
PVFC	PVF Capital Corp. of Solon OH*	8.67	8.67	-0.61	-6.83	-10.50	-1.71	-19.06	5.70	36.79	2.92	NM	66.06	5.72	66.06	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.30	4.51	0.44	5.27	8.00	0.30	3.66	1.35	66.69	1.35	12.50	95.04	5.03	112.50	18.00	0.12	1.33	16.67
PEOP	Peoples Fed Bancshrs Inc of MA*	20.32	20.32	0.50	2.35	2.43	0.48	2.29	1.61	39.35	0.84	NM	98.59	20.04	98.59	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.63	11.74	0.77	3.93	4.86	0.82	4.21	2.36	27.88	0.89	20.57	81.38	15.16	140.02	19.24	0.64	5.36	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	3.44	4.39	0.44	2.66	0.85	56.61	0.86	22.77	68.12	12.76	68.12	29.44	0.16	1.33	30.19
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.24	-0.55	-5.31	4.06	46.39	2.35	10.82	82.98	9.03	83.04	NM	0.16	1.48	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	13.69	9.02	0.42	2.99	4.29	0.27	1.93	2.05	42.28	1.54	23.32	68.36	9.36	109.38	36.05	0.24	3.03	70.59
PBIP	Prudential Bncp MHC PA (25.4)	11.67	11.67	0.52	4.57	4.89	0.56	4.92	2.96	20.62	1.26	20.46	90.78	10.59	90.78	19.00	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.47	5.17	7.97	0.19	2.05	5.03	27.56	1.56	12.55	86.15	5.94	90.10	31.65	0.38	5.22	65.52
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.30	3.64	4.87	0.14	1.66	4.42	17.78	1.25	20.53	87.30	6.07	87.53	NM	0.84	5.18	NM
RVSB	Riverview Bancorp, Inc. of WA*	8.82	6.01	-3.65	-32.19	NM	-3.65	-32.19	7.26	25.44	2.91	NM	41.67	3.68	63.06	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	17.66	17.61	0.67	3.64	3.77	0.69	3.73	0.89	102.61	1.09	26.50	97.98	17.30	98.32	25.88	0.36	3.23	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.47	11.38	0.35	3.07	2.73	0.32	2.79	NA	NA	0.64	36.59	112.27	12.88	113.22	NM	0.32	3.98	NM
SIFI	SI Financial Group, Inc. of CT*	13.51	13.20	0.28	2.03	2.22	0.14	1.06	1.68	32.85	0.84	NM	90.59	12.24	93.06	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.37	3.04	4.55	-0.14	-1.10	3.39	22.03	0.93	21.98	66.44	8.01	66.44	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	-0.05	-0.48	-1.86	-0.12	-1.05	12.47	22.97	3.65	NM	34.49	3.01	34.62	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.56	15.81	0.73	4.12	5.61	0.71	3.99	1.15	82.30	1.44	17.82	72.45	12.72	82.19	18.41	0.18	1.07	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.92	0.69	4.58	1.97	32.41	0.90	34.22	74.08	14.43	74.08	20.88	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.32	10.77	0.65	5.84	6.27	0.53	4.77	NA	NA	1.40	15.95	90.94	10.30	96.26	19.53	0.20	0.79	12.66
TFSL	TFS Fin Corp MHC of OH (26.4)	15.96	15.86	0.22	1.39	0.83	0.22	1.39	2.80	31.25	0.99	NM	165.01	26.33	166.15	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.92	13.90	0.84	5.96	5.41	0.84	5.96	0.32	30.33	0.21	18.48	110.29	15.35	110.40	18.48	0.44	2.05	37.93
TSBK	Timberland Bancorp, Inc. of WA*	9.68	8.94	-0.05	-0.40	-1.03	-0.17	-1.46	7.54	21.89	2.24	NM	47.55	4.60	51.87	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.87	7.87	0.83	11.18	7.02	0.81	10.88	1.25	88.47	1.92	14.24	143.21	11.27	143.21	14.64	0.26	4.93	70.27
UCBA	United Comm Bncp MHC IN (40.7)	11.00	10.39	0.51	4.45	5.37	0.31	2.73	6.08	18.02	1.90	18.61	81.61	8.98	87.03	30.37	0.44	7.63	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	1.46	-0.27	-3.03	8.55	19.77	2.51	NM	35.47	3.30	35.53	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.69	13.24	0.71	5.09	4.86	0.70	5.02	0.67	102.75	0.99	20.58	104.53	14.31	108.63	20.86	0.36	2.36	48.65
WSB	WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	5.61	0.00	0.00	9.39	16.94	1.82	17.81	42.04	6.05	42.04	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.95	7.22	0.53	5.75	6.74	0.43	4.66	2.09	61.60	2.00	14.83	95.37	7.58	105.87	18.29	0.48	1.27	18.90
WVFC	WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	10.10	0.67	5.79	0.60	29.79	0.99	9.90	51.99	5.18	52.99	9.41	0.16	2.07	20.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	6.21	0.79	5.70	NA	NA	1.77	16.11	93.89	13.32	108.41	16.92	0.32	1.91	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.93	9.90	-0.22	-2.21	-3.01	-1.99	-20.26	10.22	19.04	2.56	NM	73.89	7.34	74.16	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.36	3.73	5.81	0.34	3.51	3.01	31.25	1.94	17.22	64.04	6.20	67.25	18.35	0.24	2.84	48.98
WEBK Wellesley Bancorp, Inc. of MA*	13.73	13.73	0.21	1.97	1.86	0.21	1.97	2.35	47.72	1.48	NM	80.92	11.11	80.92	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.94	0.45	2.47	0.30	200.64	1.40	34.05	82.75	15.06	82.85	34.05	0.24	3.36	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.36	22.36	0.40	1.86	3.00	0.23	1.09	4.46	48.14	2.50	33.33	61.42	13.73	61.42	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$979	$1	$0	$0	$980	5,474	$0.18
CBNK	Chicopee Bancorp, Inc. of MA	$1,454	($186)	$63	$0	$1,331	5,553	$0.24
FFCO	FedFirst Financial Corp. of PA	$1,058	($305)	$104	$0	$857	2,912	$0.29
HBNK	Hampden Bancorp, Inc. of MA	$2,134	($484)	$165	$0	$1,815	6,086	$0.30
MFLR	Mayflower Bancorp, Inc. of MA	$1,217	($670)	$228	$0	$775	2,063	$0.38
NFSB	Newport Bancorp, Inc. of RI	$1,551	$0	$0	$0	$1,551	3,506	$0.44
OBAF	OBA Financial Serv. Inc. of MD	$313	($6)	$2	$0	$309	4,177	$0.07
PEOP	Peoples Fed. Bancshares Inc. of MA	$2,683	($62)	$21	$0	$2,642	6,965	$0.38
STND	Standard Financial Corp. of PA	$3,192	($133)	$45	$0	$3,104	3,413	$0.91
WVFC	WVS Financial Corp. of PA	$1,595	$130	($44)	$0	$1,681	2,058	$0.82

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

Exhibit 3
PRO FORMA ANALYSIS SHEET
Meetinghouse Bank
Prices as of May 25, 2012

				Peer Group		Massachusetts Companies		All Publicly-Traded	
Price Multiple		Symbol	Subject (1)	Average	Median	Average	Median	Average	Median
Price-earnings ratio (x)		P/E	33.41 x	35.09x	37.14x	23.57x	22.38x	18.84x	17.75x
Price-core earnings ratio (x)		P/Core	33.41 x	38.58x	42.24x	20.90x	20.38x	19.53x	18.35x
Price-book ratio (%)	=	P/B	56.85%	82.63%	86.33%	101.29%	94.71%	79.31%	80.44%
Price-tangible book ratio (%)	=	P/TB	56.85%	83.75%	86.33%	110.51%	98.78%	85.86%	82.89%
Price-assets ratio (%)	=	P/A	6.57%	12.45%	12.84%	13.03%	12.90%	9.78%	9.79%

Valuation Parameters

Pre-Conversion Earnings (Y)	$216,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$216,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$5,270,000	ESOP Amortization (T)	7.00 years
Pre-Conv. Tang. Book Val. (TB)	$5,270,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$72,588,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.04%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	17.46%	Tax Benefit (Z)	0
Tax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	33.40% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $5,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $5,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $5,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $5,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	661,250	10.00	$ 6,612,500	0	661,250	$ 6,612,500
Maximum	575,000	10.00	5,750,000	0	575,000	5,750,000
Midpoint	500,000	10.00	5,000,000	0	500,000	5,000,000
Minimum	425,000	10.00	4,250,000	0	425,000	4,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.04 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 7 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 33.40 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Minimum

1. Pro Forma Market Capitalization	$4,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$4,250,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$3,377,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,377,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	510,000
Net Proceeds Reinvested	$2,867,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$17,890
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	29,143
Less: Amortization of Options (4)	25,551
Less: Recognition Plan Vesting (5)	20,400
Net Earnings Impact	($57,204)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($57,204)	$158,796
12 Months ended March 31, 2012 (core)	$216,000	($57,204)	$158,796

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$2,867,000	$0	$8,137,000
March 31, 2012 (Tangible)	$5,270,000	$2,867,000	$0	$8,137,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$2,867,000	$0	$75,455,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Midpoint

1. Pro Forma Market Capitalization	$5,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,000,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,127,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,127,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	600,000
Net Proceeds Reinvested	$3,527,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$22,008
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	34,286
Less: Amortization of Options (4)	30,060
Less: Recognition Plan Vesting (5)	24,000
Net Earnings Impact	($66,337)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($66,337)	$149,663
12 Months ended March 31, 2012 (core)	$216,000	($66,337)	$149,663

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$3,527,000	$0	$8,797,000
March 31, 2012 (Tangible)	$5,270,000	$3,527,000	$0	$8,797,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$3,527,000	$0	$76,115,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Maximum Value

1. Pro Forma Market Capitalization	$5,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$5,750,000
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$4,877,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,877,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	690,000
Net Proceeds Reinvested	$4,187,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$26,127
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	39,429
Less: Amortization of Options (4)	34,569
Less: Recognition Plan Vesting (5)	27,600
Net Earnings Impact	($75,471)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($75,471)	$140,529
12 Months ended March 31, 2012 (core)	$216,000	($75,471)	$140,529

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,187,000	$0	$9,457,000
March 31, 2012 (Tangible)	$5,270,000	$4,187,000	$0	$9,457,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,187,000	$0	$76,775,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Meetinghouse Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$6,612,500
Less: Foundation Shares	-
2. Offering Proceeds	$6,612,500
Less: Estimated Offering Expenses	873,000
Net Conversion Proceeds	$5,739,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$5,739,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	793,500
Net Proceeds Reinvested	$4,946,000
Estimated net incremental rate of return	0.62%
Reinvestment Income	$30,863
Less: Shares/Franchise Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	45,343
Less: Amortization of Options (4)	39,754
Less: Recognition Plan Vesting (5)	31,740
Net Earnings Impact	($85,974)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$216,000	($85,974)	$130,026
12 Months ended March 31, 2012 (core)	$216,000	($85,974)	$130,026

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$5,270,000	$4,946,000	$0	$10,216,000
March 31, 2012 (Tangible)	$5,270,000	$4,946,000	$0	$10,216,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2012	$72,588,000	$4,946,000	$0	$77,534,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 7 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com